EXHIBIT 99

Magna International Inc.
Financial Review and Other Information
2006

The Chairman’s Message	1

The Magna Corporate Constitution	2

The Magna Employee’s Charter	3

Management’s Message to Shareholders	4

Financial Review and Other Information

Management’s Discussion and Analysis of Results of Operations and Financial Position	6

Management’s Responsibility for Financial Reporting	33

Independent Auditors’ Report on Financial Statements	34

Independent Auditors’ Report on Internal Controls Under Standards of The Public Company Accounting Oversight Board (United States)	35

Consolidated Statements of Income Consolidated Statements of Retained Earnings	36

Consolidated Statements of Cash Flows	37

Consolidated Balance Sheets	38

Notes to Consolidated Financial Statements	39

Supplementary Financial and Share Information	68

Corporate Directory	Inside Back Cover

The Chairman’s Message

Frank Stronach
Chairman of the Board

The North American automotive industry faces some great challenges in the years ahead as a result of intensified global competition, particularly from existing and emerging Asian-based automotive manufacturers.

Let us look at the facts: Asian automotive manufacturers based in China, Korea and India have highly motivated and capable workers who are paid wages that are much lower than those paid in North America. This gives these new Asian manufacturers a significant cost advantage. In addition, these manufacturers carry much lower social and environmental costs than the costs shouldered by North American-based manufacturers.

So the challenge for the North American automotive industry is this: how can it compete when it is saddled with relatively higher costs? I believe the North American auto industry needs to look at three main areas: innovation, improved relations between management and labour, and enhanced flexibility in terms of costs.

If the North American automotive industry focused more on the importance of innovation and advanced technologies, then it could become more globally competitive. The North American automotive industry must re-ignite the spirit of innovation that made it a world leader, but to do so, it must make a greater effort to inspire and promote ingenuity and individual creativity.

I believe that the greatest handicap that the North American automotive industry has is the large gap between business and workers. At Magna, we constantly focus on maintaining good employee relations, with open communication in a work environment that is based on fairness and concern for people. Our employees understand that no company, no union or no government can guarantee jobs. They know that the best guarantee of job security is for management and employees to work together to produce high quality products at a competitive price.

Going forward, it is important that North American automotive manufacturers find a way to achieve greater flexibility in terms of their costs. I strongly believe that one way to achieve a more competitive cost structure would be through the development of a comprehensive new “framework of fairness” based on social economic justice. This “framework of fairness” would clearly define the rights of workers and the responsibilities of management and would also include a clear-cut profit sharing plan involving employees.

Such a framework could be achieved by taking into account what’s fair for workers and what’s good for business, recognizing that, in the final analysis, we’re all in the same boat together. I believe this new “framework of fairness” would allow the North American automotive manufacturers to become more competitive since all of the stakeholders in the business would pull in the same direction and share in the success of their company.

On a separate matter, I am proud to note that 2007 marks the 50th anniversary of our Company, which started out as a small tool and die shop in a rented garage in downtown Toronto. We could never have succeeded without the dedication and the hard work of our employees.

I wish to thank the 83,000 Magna employees who work in 23 countries around the world. A number of these employees have been with Magna for many years, designing, developing and producing quality products and helping us grow into one of the world’s leading automotive parts companies. These employees are our partners in profitability and a testament to the strength and vitality of the Magna culture that we have built together over the past five decades.

Frank Stronach
Chairman of the Board

1    Magna International Inc. 2006 Annual Report

Magna’s Corporate Constitution publicly declares and defines the rights of employees and investors to participate in our profits and growth while also imposing certain disciplines on management. These features strike a balance between employees, investors and management while allowing us to maintain an entrepreneurial environment that encourages productivity.

Magna is a public company with two classes of shares: a Class B share which carries a multiple vote, held primarily by management and their associates, and a Class A Subordinate Voting share for investors and employees which carries a single vote. This share structure has been in place since 1978 and enables management to have operating control of Magna on a day-to-day basis, provided it adheres to the Corporate Constitution.

Magna International Inc. 2006 Annual Report    2

Creating a Framework of Fairness Based on Social Economic Justice

Magna has publicly stated on many occasions that it will never participate in dismantling labour organizations and that unions fulfill an important role in society. In the same way that businesses must change to adapt to the global economy of the 21st century, unions must also change. Magna believes that business, in conjunction with unions, must work together to develop a “framework of fairness” that is based on social economic justice. The “framework of fairness” would include provisions for greater operational flexibility and a clear-cut profit participation plan involving employees and management. Furthermore, the framework would be based on the realization that the best guarantee for job security is that management and employees work together to produce quality products at a competitive price.

3    Magna International Inc. 2006 Annual Report

Management’s Message to Shareholders

Siegfried Wolf
Co-Chief Executive Officer

Donald J. Walker
Co-Chief Executive Officer

Vincent J. Galifi
Executive Vice-President and Chief Financial Officer

OPERATING HIGHLIGHTS

2006 was another year of significant challenges for the automotive industry, particularly in our traditional markets. Light vehicle production declined for the fourth straight year in North America and the second straight year in Western Europe. Certain of our largest customers in North America once again experienced significant declines in North American market share in 2006, leading to deep production cuts in the second half of the year. These factors, as well as a substantial underperformance at most of our interior systems facilities in North America and Europe and operational inefficiencies and other costs at certain facilities were among the most significant factors that hampered our 2006 results.

Despite these difficulties, we reported record sales of $24.2 billion, an increase of 6% over 2005. Average dollar content per vehicle continued to grow in North America and Europe, once again reaching record levels.

There were a number of other key achievements in 2006 that strengthened our position in the industry:

•      Our presence outside of North America and Western Europe expanded in terms of number of facilities and total sales. Rest of World production sales grew 57% to $269 million, which is nearly double the total reported in 2004.

•      Our percentage of production sales to Asian-based OEMs also grew to 6% in 2006.

•      We acquired a 41% investment in Shin Young Metal Ind. Co. (“Shin Young”), a Korean-based supplier of major stampings, welded assemblies and tooling. Shin Young is a supplier to Hyundai, and together they also jointly own a facility in Alabama. We anticipate that this investment may provide us with opportunities for new business with Hyundai as they continue to grow globally.

•      We acquired Car Top Systems (CTS), one of the world’s leading manufacturers of retractable hard top and soft top roof systems. The acquisition allows us to leverage our closure systems and complete vehicle capabilities to improve our offerings to our customers.

•      Magna Steyr’s vehicle assembly facility in Graz, Austria was awarded a J.D. Power Gold Plant Quality Award in Europe. It is the first time this prestigious award has been given to an automotive supplier. The award recognizes that our Graz facility produces vehicles with the fewest number of defects as compared to other European assembly facilities.

•      Six of our operating divisions were awarded the Ford Motor Company World Excellence Awards for exemplary performance. The six awards were the most given to any one supplier, out of a total of 60 World Excellence Awards presented to Ford’s suppliers globally.

•      We collaborated with the Chrysler Group in their Supplier Park Project in Toledo, Ohio, managing and operating the paint shop facility for the Chrysler Group’s new Toledo South Assembly Plant. Operating the paint shop facility builds on our relationship with Chrysler in producing complete vehicles, and strengthens Magna Steyr’s capabilities in North America.

•      We took further actions to ensure that our manufacturing footprint remains globally competitive. While these actions resulted in additional costs in the short term, they leave us better positioned in the long term.

Magna International Inc. 2006 Annual Report    4

GOING FORWARD

One of our highest priorities in the short term is to execute our action plans to address our underperforming operations, particularly in our North American and European interiors businesses. Improving the results of these operations should assist us in improving our profitability.

We will continue our emphasis on diversifying our automotive sales, both geographically and by customer. Our investments in China, Korea, India, and Eastern Europe, as well as our developing relationships with automotive companies in these new markets are expected to lead to further growth for Magna in the coming years.

As the automotive industry faces increased competition in every market, we will continue to review our manufacturing footprint to ensure that we are globally competitive and we will act decisively when necessary in this regard.

Finally, one of our key objectives is to remain at the forefront of technological innovation. Commercializing new technologies is the best way for us to maintain strong returns on our investments. Our goal is for “Magna” to be synonymous with “a great technology company” in the minds of our customers. We intend to build on our history of providing innovative products that enhance the vehicles that our customers sell.

In closing, our continued success reflects the passion and commitment of our employees and divisional managers around the world, and we thank them for their hard work. To our shareholders, we appreciate their continued confidence in our strategic direction. Lastly, we wish to thank our customers, with whom we are working more closely than ever to identify innovative solutions that will enhance their competitiveness and allow us to further grow our business.

Siegfried Wolf	Donald J. Walker	Vincent J. Galifi
Co-Chief Executive Officer	Co-Chief Executive Officer	Executive Vice-President and Chief Financial Officer

5    Magna International Inc. 2006 Annual Report

Magna International Inc.
Management’s Discussion and Analysis of Results of Operations and Financial Position

All amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the accompanying audited consolidated financial statements for the year ended December 31, 2006 which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), as well as the “Forward-Looking Statements” on page 32.

This MD&A has been prepared as at March 22, 2007.

OVERVIEW

We are a leading global supplier of technologically advanced automotive systems, assemblies, modules and components. We follow a corporate policy of functional and operational decentralization. We conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at December 31, 2006, we had 229 manufacturing divisions and 62 product development and engineering centres in 23 countries. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks in North America, Europe, Asia, South America and Africa. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body and structural systems; vision and engineered glass systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.

During 2005, we completed the privatizations of our former public subsidiaries: Tesma International Inc. (“Tesma”); Decoma International Inc. (“Decoma”); and Intier Automotive Inc. (“Intier”) (the “Privatizations”). The Privatizations have allowed us to: improve our strategic positioning, particularly with respect to the development of vehicle modules that cross our traditional product lines; better exploit our various competencies, particularly our complete vehicle expertise; and achieve various other efficiencies.

Our operations are segmented on a geographic basis between North America, Europe, and Rest of World (primarily Asia and South America). A co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including general economic and political conditions, interest rates, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, environmental emission and safety issues. A number of other factors, discussed below under “Industry Trends and Risks” also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our supply base and competition from manufacturers with operations in low cost countries.

HIGHLIGHTS

During 2006, we recorded sales of $24.2 billion, an increase of 6% over 2005. This higher sales level was achieved as a result of growth in our North American and European dollar content per vehicle of 6% and 14%, respectively, and increases in Rest of World production sales, complete vehicle assembly sales, and tooling, engineering and other sales.

These increases were offset in part by reductions in North American and European vehicle production levels of 2% and 3%, respectively. More importantly, during 2006 our largest OEM customers in North America significantly reduced vehicle production levels, particularly on certain light truck programs. While overall North American vehicle production volumes declined 2% in 2006 compared to 2005, General Motors (“GM”), Ford and Chrysler light truck production declined 6%, 18% and 10%, respectively. These declines were even more pronounced during the second half of 2006, with production declines on GM, Ford and Chrysler light truck programs of 14%, 28% and 13%, respectively, a period when overall North American vehicle production volumes declined 7%.

The production declines reflect a number of factors that continue to impact our largest customers in North America, including declining market share, high inventory levels on certain vehicles, and a shift in consumer preferences away from light trucks. The lower production levels at our largest OEM customers, particularly for certain light trucks, negatively impacted our sales and earnings, as our content on a number of these programs is higher than our consolidated average dollar content per vehicle in North America.

Operating income for 2006 decreased 16% or $150 million to $792 million from $942 million for 2005. Excluding the unusual items recorded in 2006 and 2005 (see “Unusual Items” below), operating income for 2006 decreased $147 million or 14%. The decrease in operating income excluding unusual items was primarily due to a substantial underperformance at most of our interior systems facilities, operational inefficiencies and other costs at certain facilities, costs associated with the cancellation of the Ford Freestar and Mercury Monterey minivan program, an accrual of the minimum required payment under our Employee Equity and Profit Participation Program (“EEPPP”), lower sales on certain higher content programs in North America, as well as incremental customer price concessions. These factors were partially offset by additional margins earned on the launch of new programs during or subsequent to 2005, lower warranty costs, increased margins earned on higher volumes for certain assembly programs, the acquisition of CTS Fahrzeug-Dachsysteme GmbH, Beitingheim-Bissingen (“CTS”), and the closure, during or subsequent to 2005, of certain underperforming divisions that were incurring losses.

Magna International Inc. 2006 Annual Report – MD&A    6

Net income for 2006 decreased 17% or $111 million to $528 million from $639 million for 2005. Excluding the unusual items recorded in 2006 and 2005 (see “Unusual Items” below), net income for 2006 decreased 15% or $110 million. The decrease in net income excluding unusual items was primarily a result of the decrease in operating income (excluding unusual items) partially offset by lower income taxes (excluding unusual items) and lower minority interest expense. Income taxes were lower despite the negative impact of an unfavourable tax decision (see “Incomes Taxes” below).

Diluted earnings per share for 2006 decreased 19% or $1.12 to $4.78 from $5.90 for 2005. Excluding the unusual items recorded in 2006 and 2005 (see “Unusual Items” below), diluted earnings per share decreased 16% or $1.13 primarily as a result of the decrease in net income (excluding unusual items) and an increase in the weighted average number of diluted shares outstanding in 2006, primarily as a result of the Class A Subordinate Voting Shares issued in 2005 on completion of the Privatizations.

Unusual Items

During 2006 and 2005, we recorded certain unusual items as follows:

	2006			2005
			Diluted			Diluted
	Operating	Net	Earnings	Operating	Net	Earnings
	Income	Income	per Share	Income	Income	per Share

Impairment charges (1)	$(54)	$(46)	$(0.41)	$(131)	$(98)	$(0.90)
Restructuring charges (2)	(77)	(65)	(0.58)	(59)	(48)	(0.44)
Sale of facilities (3)	(17)	(15)	(0.14)	16	10	0.09
Future tax recovery (5)	—	10	0.09	—	—	—
Charges associated with MG Rover (4)	—	—	—	(15)	(13)	(0.12)
Settlement gain (5)	—	—	—	26	16	0.15
Foreign currency gain (5)	—	—	—	18	18	0.17
Total unusual items	$(148)	$(116)	$(1.04)	$(145)	$(115)	$(1.05)

(1)   Impairment Charges

In conjunction with our annual goodwill impairment analysis and consideration of other indicators of impairment of our long-lived assets at certain operations, we have recorded impairment charges as follows:

	2006		2005
	Operating	Net	Operating	Net
	Income	Income	Income	Income

[a] Long-lived asset impairments:
Europe	$41	$38	$89	$63
North America	13	8	21	14

[b] Goodwill impairment:
Europe	—	—	21	21
	$54	$46	$131	$98

[a]   Long-lived asset impairments

Europe

During 2006, we recorded asset impairments of $41 million relating to certain assets and facilities due to recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects. Asset impairments were recorded as follows:

Germany (exterior systems)	$18
Austria (powertrain systems)	11
United Kingdom (interior systems)	8
Czech Republic (seating systems)	2
Spain (interior systems)	2
$41

During 2005, we recorded asset impairments of $89 million in Europe relating to certain exterior systems facilities in the United Kingdom, Belgium and Germany, and a closure systems facility in the Czech Republic.

North America

During 2006, we identified issues relating to certain interior systems facilities in the United States, including projected losses throughout our business planning period as a result of existing and forecasted sales levels. As a result, we recorded asset impairments of $13 million relating to certain assets at these facilities.

During 2005, we recorded asset impairments of $21 million related to an exterior systems facility in Canada and certain powertrain facilities in the United States.

7    Magna International Inc. 2006 Annual Report – MD&A

[b]   Goodwill impairment

In conjunction with our annual business planning cycle, we completed our goodwill impairment analysis. As a result of this analysis, no goodwill impairment charge was recorded during 2006. During 2005, we recorded a $21 million goodwill impairment charge related to our exterior systems reporting unit in Europe.

(2)   Restructuring Charges

Europe

In Europe, restructuring charges totalled $43 million for 2006 compared to $33 million for 2005. Specifically, we recorded a $24 million charge related to the planned closure of a mirrors facility in Ireland and an $11 million charge related to the closure of an exterior systems facility in Belgium.

The restructuring charges in 2005 related primarily to severance costs at a mirrors facility in Ireland, an exterior systems facility in Belgium, and an engineering centre in France.

North America

In North America, restructuring charges totalled $34 million for 2006 compared to $21 million for 2005. Specifically, we recorded a $22 million charge as a result of an agreement we reached with employees related to rightsizing a powertrain facility in the United States. The balance of restructuring and rationalization charges related primarily to certain powertrain and seating facilities in the United States.

The restructuring charges in 2005 related primarily to severance costs incurred as a result of the Privatizations and the consolidation and/or closure of certain exterior systems, powertrain and stampings facilities in Canada and the United States.

In addition, we expect to incur additional restructuring and rationalization charges during 2007.

(3)   Sale of Facilities

During 2006, we entered into agreements for the sale of two underperforming powertrain facilities. As a result, we incurred losses on disposition of the facilities of $12 million and $5 million in Europe and North America, respectively. During 2005, we recorded a $16 million gain on sale of a non-core seat component facility in North America.

(4)   MG Rover

In April 2005, MG Rover Group Limited (“MG Rover”) was placed into administration, which is similar to Chapter 11 bankruptcy protection in the United States (the “MG Rover situation”). As a result, we recorded charges of $15 million related to our MG Rover assets and supplier obligations during 2005.

(5)   Other Unusual Items

During 2006 we recorded a $10 million future income tax recovery as a result of a reduction in future income tax rates in Canada.

During 2005 we also recorded the following unusual items:

•      the receipt of $26 million awarded by a court in a lawsuit commenced by us in 1998 in respect of defective materials installed by a supplier in a real estate project; and

•      an $18 million foreign currency gain on the repatriation of funds from Europe.

Key Achievements

During 2006, in addition to managing the significant industry challenges facing the automotive supply base, we achieved the following:

Continued Geographic Diversification

We continued to expand our presence outside of our traditional markets of North America and Western Europe. Rest of World production sales grew 57% in 2006 to $269 million, and have nearly doubled since 2004. As a result of our continued investments in markets such as China, Korea and India, we expect continued growth in our Rest of World sales over the next few years. In addition, we continue to invest and seek business opportunities in Central and Eastern Europe, in order to further grow our presence globally.

J.D. Power Award

Magna Steyr’s vehicle assembly facility in Graz, Austria was awarded a J.D. Power Gold Plant Quality Award in Europe. It is the first time this award has been given to an automotive supplier. The award recognizes that our Graz facility produces vehicles with the fewest number of defects as compared to other European assembly facilities. This is a remarkable achievement, considering the complexity involved in building eight different vehicles, for three different customers, at one vehicle assembly location.

Acquisition of Car Top Systems

In February 2006, we purchased CTS from Porsche AG. CTS is one of the world’s leading manufacturers of retractable hard top and soft top roof systems, a product area that we believe has good growth potential. The acquisition allows us to leverage our closure systems and complete vehicle capabilities to improve our offerings to our customers.

Magna International Inc. 2006 Annual Report – MD&A    8

Investment in Shin Young Metal

We acquired a 41% interest in Shin Young Metal Ind. Co. (“Shin Young”), a Korean-based supplier of major stampings, welded assemblies and tooling. Shin Young operates five manufacturing sites in Korea, and is a Tier 1 supplier to Hyundai. Hyundai and Shin Young also jointly own a facility in Alabama. We anticipate that this investment may provide us opportunities for new business in Korea and elsewhere in the world, as Hyundai continues to expand globally.

Ford World Excellence Awards

Six of our operating divisions were awarded the Ford Motor Company World Excellence Awards for exemplary performance. The six awards were the most given to any one supplier, out of a total of 60 World Excellence Awards presented to Ford’s suppliers globally.

Toledo Paint Shop

We collaborated with the Chrysler Group in their Supplier Park project in Toledo, Ohio. Our Magna Steyr unit manages and operates the paint shop facility for the Chrysler Group’s new Toledo South Assembly Plant, which started production of the 2007 Jeep Wrangler during 2006. Operating the paint shop facility builds on our relationship with Chrysler in producing complete vehicles, and strengthens Magna Steyr’s capabilities in North America.

INDUSTRY TRENDS AND RISKS

A number of trends have had a significant impact on the global automotive industry in recent years, including:

•      the growth of Asian-based OEMs in North America and Europe and declining market share at certain of our customers in our traditional markets;

•      increased pressure by OEMs on automotive suppliers to bear additional costs and reduce their prices, including through retroactive price reductions;

•      elevated raw materials and commodity prices, such as steel and resin, as well as energy prices;

•      the deterioration of the financial condition of the automotive supply base and certain OEMs;

•      the growth of the automotive industry in China, Korea, India and other Asian countries, as well as parts of eastern Europe, and the migration of manufacturing to such lower cost countries;

•      increased engineering capabilities required in order to be awarded new business for more complex systems and modules;

•      increased outsourcing of larger modules;

•      increased prevalence of vehicles built off high-volume global vehicle platforms; and

•      increased customer and consumer demand for lighter, more fuel-efficient vehicles, additional safety features, improved comfort, convenience and space optimization features, alternative fuel systems and advanced electronics systems.

The following are some of the more significant risks that could affect our ability to achieve our desired results:

•      The global automotive industry is cyclical and consumer demand for automobiles is sensitive to changes in certain economic and political conditions, including interest rates, energy prices and international conflicts (including acts of terrorism). Automotive sales and production can also be affected by other factors, including labour relations issues, regulatory requirements and trade agreements. In North America, the industry is characterized by significant overcapacity, fierce competition and significant pension and other post employment benefit costs for the domestic OEMs. In Europe, the market structure is relatively fragmented and is also characterized by significant overcapacity and fierce competition. As a result of these and other conditions, some of our customers are currently experiencing or may in the future experience reduced consumer demand for their vehicles, leading to declining vehicle production volumes. A reduction in vehicle production volumes by any of our significant customers could have a material adverse effect on our profitability.

•      Rising healthcare, pension and other post-employment benefit costs are having a significant adverse effect on the profitability and competitiveness of a number of North American and European OEMs and automotive component suppliers. Increased raw materials prices, including steel and resins, and energy prices are also adversely affecting OEMs and automotive component suppliers. Other economic conditions, such as increased gas prices, have affected and could further threaten sales of certain models, such as full-size sport utility vehicles and light trucks. All of these conditions, coupled with a continued decline in market share, could further threaten the financial condition of some of our customers, putting additional pressure on us to reduce our prices and exposing us to greater credit risk. In the event that our customers are unable to satisfy their financial obligations or seek protection from their creditors, we may incur additional expenses as a result of such credit exposure, which could have a material adverse effect on our profitability and financial condition.

•      Although we supply parts to all of the leading OEMs, a significant majority of our sales are to four such customers, two of which are rated as below investment grade by credit rating agencies.We are attempting to further diversify our customer base, particularly to increase our business with Asian based OEMs. A decline in overall production volumes by any of our four largest customers could have an adverse effect on our profitability, particularly if we are unable to further diversify our customer base. Moreover, while we supply parts for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market share among vehicles (including shifts away from vehicles we assemble) or the early termination, loss, renegotiation of the terms of, or delay in, the implementation of any significant production or assembly contract could have an adverse effect on our profitability.

9    Magna International Inc. 2006 Annual Report – MD&A

•       We are dependent on outsourcing of components, modules and assemblies, as well as complete vehicles, by OEMs. The extent of OEM outsourcing is influenced by a number of factors, including relative cost, quality and timeliness of production by suppliers as compared to OEMs, capacity utilization, and labour relations among OEMs, their employees and unions. In the case of outsourcing of complete vehicle assembly, the extent of outsourcing is particularly dependent on the degree of unutilized capacity at the OEMs’ own assembly facilities, in addition to the foregoing factors. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs coupled with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

•       The competitive environment in the automotive industry has been intensifying as our customers seek to take advantage of lower operating costs in China, Korea, India and other countries in Asia, as well as parts of Eastern Europe. As a result, we are facing increased competition from suppliers that have manufacturing operations in low cost countries. While we continue to expand our manufacturing footprint with a view to taking advantage of manufacturing opportunities in low cost countries, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in emerging market countries carries its own risks, including those relating to political and economic instability; trade, customs and tax risks; currency exchange rates; currency controls; insufficient infrastructure; and other risks associated with conducting business internationally. The loss of any significant production contract to a competitor in low cost countries or significant costs and risks incurred to enter and carry on business in these countries could have an adverse effect on our profitability.

•       Prices for key commodities used in our parts production, particularly steel and resin, remain at elevated levels with the possibility of future increases in some commodities. We expect steel prices will remain at elevated levels in 2007 compared to levels earlier this decade. Approximately half of our steel is acquired through resale programs operated by the OEMs, which do not expose us to steel price increases, and the balance is acquired through spot, short-term and long-term contracts. However, a steel supplier has challenged its long-term agreements with us for certain steel products while steel prices were rising and, to the extent that it successfully disputes, terminates or otherwise refuses to honour its contracts, our maximum potential exposure as at December 31, 2006 would be less than $135 million and we will have future exposure to steel price increases to the extent that steel prices remain at elevated levels.We also sell scrap steel, which is generated through our parts production process, and the revenues from these sales have reduced some of our exposure to steel price increases in the past. However, if scrap steel prices decline, while steel prices remain high, our ability to reduce our exposure to steel price increases will diminish. To the extent we are unable to fully mitigate our exposure to increased commodity prices through hedging strategies, by engineering products with reduced steel, resin or other commodity content, or by passing additional steel and resin costs to our customers, such additional commodity costs could have a material adverse effect on our profitability.

•       We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. Economic conditions, intense pricing pressures, increased commodity prices and a number of other factors have left many automotive suppliers in varying degrees of financial distress. The continued financial distress or the insolvency or bankruptcy of one of our major suppliers could disrupt the supply of components to us from these suppliers, possibly resulting in a temporary disruption in the supply of products by us to our customers. Additionally, the financial distress or the insolvency or bankruptcy of a significant supplier to one of our customers could disrupt the supply of products to such customer, resulting in a reduction in production by our customer. Such a reduction in our customer’s production could negatively impact our production, resulting in unrecoverable losses. Any prolonged disruption in the supply of critical components by our suppliers or suppliers to one of our customers, the inability to re-source production of a critical component from a financially distressed automotive components sub-supplier, or any temporary shut-down of one of our production lines or the production lines of our customers, could have a material adverse effect on our profitability. Additionally, the insolvency, bankruptcy or financial restructuring of any of our critical suppliers could result in us incurring unrecoverable costs related to the financial work-out of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such suppliers are not able to assume responsibility for such amounts, which could have an adverse effect on our profitability.

•       We have entered into, and will continue to enter into, long-term supply arrangements with our customers which provide for, among other things, price concessions over a pre-defined supply term. To date, these concessions have been fully or partially offset by cost reductions arising principally from product and process improvements and price reductions from our suppliers. However, the competitive automotive industry environment in North America, Europe and Asia has caused these pricing pressures to intensify. Some of our customers have demanded, and in light of challenging automotive industry conditions may continue to demand, additional price concessions and/or retroactive price reductions.We may not be successful in offsetting all of these price concessions or reductions through improved operating efficiencies, reduced expenditures or reduced prices from our suppliers. To the extent that we are not able to offset price concessions through cost reductions or improved operating efficiencies, such concessions could have a material adverse effect on our profitability.

•       Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions are not fully impacted by the recent movements in exchange rates.We record foreign currency transactions at the hedged rate where applicable. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition.

•       We continue to be pressured to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by OEMs. In particular, some OEMs have requested that we pay for design, engineering and tooling costs that are incurred up to the start of production and recover these costs through amortization in the piece price of the applicable component. Some of these costs cannot be capitalized, which could have an adverse effect on our profitability until the programs in respect of which they have been incurred are launched. In addition, since our contracts generally do not include any guaranteed minimum purchase requirements, if estimated production volumes are not achieved, these costs may not be fully recovered, which could have an adverse effect on our profitability.

Magna International Inc. 2006 Annual Report – MD&A    10

•       Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. If our products are, or are alleged to be, defective, we may be required to participate in a recall of those products, particularly if the actual or alleged defect relates to vehicle safety. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer’s cost of the recall and labour to remove and replace the defective part.We continue to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, we only account for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition if the actual costs are materially different from such estimates.

•       Contracts from our customers consist of blanket purchase orders which generally provide for the supply of a customer’s annual requirements for a particular vehicle, instead of a specified quantity of products. These blanket purchase orders can be terminated by a customer at any time and, if terminated, could result in us incurring various pre-production, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

•       We are also subject to the risk of exposure to product liability claims in the event that the failure of our products results in bodily injury and/or property damage. Currently, we have third party liability coverage under insurance policies. This coverage will continue until August 2007 and is subject to renewal on an annual basis. A successful claim against us in excess of our available insurance coverage could have an adverse effect on our profitability and financial condition.

•       In response to the increasingly competitive automotive industry conditions, it is likely that we may further rationalize some of our production facilities. In the course of such rationalization, we will incur further costs related to plant closings, relocations and employee severance costs. Such costs could have an adverse effect on our short-term profitability. In addition, we are working to turn around financially underperforming divisions, however, there is no guarantee that we will be successful in doing so with respect to some or all such divisions.

•       We recorded significant impairment charges in 2006 and may do so in 2007 and beyond. Goodwill must be tested for impairment annually, or more frequently when an event occurs that more likely than not reduces the fair value of a reporting unit below its carrying value.We also evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. The bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of any significant production contract could be indicators of impairment. In addition, to the extent that forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes are not met, any resulting impairment loss could have a material adverse effect on our profitability.

•       We have completed a number of significant acquisitions in recent years and may continue to do so in the future. In those product areas in which we have identified acquisitions as critical to our business strategy, we may not be able to identify suitable acquisition targets or successfully acquire any suitable targets which we identify. Additionally, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete and such failure could have a material adverse effect on our profitability.

•       From time to time, we are awarded new or takeover business by our customers. The launch of new business is a complex process, the success of which is dependent on a wide range of factors, including the production readiness of manufacturing space, as well as issues relating to manufacturing processes, tooling, equipment and sub-suppliers. Our failure to successfully launch material new or takeover business could have an adverse effect on our profitability.

•       From time to time, we may become liable for legal, contractual and other claims by various parties, including, customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these claims, although it is difficult to predict final outcomes with any degree of certainty. At this time, we do not believe that any of the claims which we are party to will have a material adverse effect on our financial position, however, we cannot provide any assurance to this effect.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months				For the year
	ended December 31,				ended December 31,
	2006	2005	Change		2006	2005	Change

1 Canadian dollar equals U.S. dollars	0.877	0.853	+	3%	0.882	0.826	+ 7%
1 euro equals U.S. dollars	1.292	1.188	+	9%	1.257	1.244	+ 1%
1 British pound equals U.S. dollars	1.920	1.747	+	10%	1.845	1.819	+ 1%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our

U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and year ended December 31, 2006 impacted the reported U.S. dollar amounts of our sales, expenses and income.

11    Magna International Inc. 2006 Annual Report – MD&A

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by the recent movements in exchange rates.We record foreign currency transactions at the hedged rate where applicable.

Finally, results were impacted by holding gains and losses on foreign currency denominated monetary items, which were recorded in selling, general and administrative expenses.

RESULTS OF OPERATIONS – FOR THE YEAR ENDED DECEMBER 31, 2006

Sales

	2006	2005	Change

Vehicle Production Volumes (millions of units)
North America	15.335	15.722	-	2%
Europe	15.536	15.959	-	3%

Average Dollar Content Per Vehicle
North America	$775	$731	+	6%
Europe	$362	$317	+	14%

Sales
External Production
North America	$11,883	$11,499	+	3%
Europe	5,624	5,058	+	11%
Rest of World	269	171	+	57%
Complete Vehicle Assembly	4,378	4,110	+	7%
Tooling, Engineering and Other	2,026	1,973	+	3%
Total Sales	$24,180	$22,811	+	6%

Total sales reached a record level, increasing 6% or $1.4 billion to $24.2 billion for 2006 compared to $22.8 billion for 2005.

External Production Sales - North America

External production sales in North America increased 3% or $384 million to $11.9 billion for 2006 compared to $11.5 billion for 2005. This increase in production sales reflects a 6% increase in our North American average dollar content per vehicle partially offset by a 2% decrease in North American vehicle production volumes. More importantly, production volumes at our largest North American customers continued to deteriorate. While North American vehicle production volumes declined 2% during 2006 compared to 2005, production volumes at GM, Ford and Chrysler declined 4%, 9% and 8%, respectively. These declines were even more pronounced during the second half of 2006, with production declines at GM, Ford and Chrysler of 11%, 17% and 11%, respectively, a period when North American vehicle production volumes declined 7%.

Our average dollar content per vehicle grew by 6% or $44 to $775 for 2006 compared to $731 for 2005, primarily as a result of:

•    the launch of new programs during or subsequent to 2005, including:

•    GM’s next generation full-size pickups and SUVs;

•    the Ford Fusion, Mercury Milan and Lincoln Zephyr / MKZ;

•    the Chevrolet HHR;

•    the Dodge Caliber;

•    the Chevrolet Impala;

•    the Ford Explorer / Sport Trac and Mercury Mountaineer; and

•    the Buick Lucerne;

•    an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar;

•    increased production and/or content on certain programs, including:

•    the Mercedes M-Class; and

•    the BMW Z4; and

•    the acquisition of CTS in February 2006.

These factors were partially offset by:

•    the impact of lower production and/or content on certain programs, including:

•    the Dodge Caravan, Grand Caravan and Chrysler Town & Country;

•    the Ford Escape, Mercury Mariner and Mazda Tribute;

•    the Chevrolet Envoy, Buick Rainier and GMC Trailblazer;

•    the Cadillac STS;

Magna International Inc. 2006 Annual Report – MD&A    12

•    the Ford Freestar and Mercury Monterey;

•    the Jeep Grand Cherokee;

•    the Chrysler Pacifica;

•    the Ford F-Series SuperDuty; and

•    the Cadillac CTS;

•    programs that ended production during or subsequent to 2005; and

•    incremental customer price concessions.

External Production Sales - Europe

External production sales in Europe increased 11% or $566 million to $5.6 billion for 2006 compared to $5.1 billion for 2005. This increase in production sales reflects a 14% increase in our European average dollar content per vehicle partially offset by a 3% decline in European vehicle production volumes.

Our average dollar content per vehicle grew by 14% or $45 to $362 for 2006 compared to $317 for 2005, primarily as a result of:

•    acquisitions completed during or subsequent to 2005, including CTS in February 2006;

•    the launch of new programs during or subsequent to 2005, including the Honda Civic;

•    increased production and/or content on certain programs, including:

•    the Mercedes B-Class; and

•    the BMW X3; and

•    an increase in reported U.S. dollar sales primarily due to the strengthening of the euro and British pound against the U.S. dollar.

These factors were partially offset by:

•    the impact of lower production and/or content on certain programs, including:

•   the Mercedes C-Class;

•    the Mercedes A-Class;

•    the Chrysler Voyager and Grand Voyager; and

•    the Nissan Micra;

•    programs that ended production during or subsequent to 2005, including production on all MG Rover programs as a result of the MG Rover situation; and

•    incremental customer price concessions.

External Production Sales – Rest of World

External production sales in the Rest of World increased 57% or $98 million to $269 million for 2006 compared to $171 million for 2005.

The increase in production sales is primarily a result of:

•    increased production sales at existing facilities in China;

•    the ramp-up of production at new facilities in China;

•    increased production sales at our powertrain facilities in Korea;

•    an increase in production sales at a closures systems facility in Brazil;

•    the acquisition of a mirrors facility in South Africa; and

•    an increase in reported U.S. dollar sales due to the strengthening of the Korean Won and Chinese Renminbi, each against the U.S. dollar.

These factors were partially offset by the closure during 2005 of an exterior systems facility in Brazil and an engineered glass facility in Malaysia.

Complete Vehicle Assembly Sales

The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts, we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.

Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impact our levels of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales and, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

13    Magna International Inc. 2006 Annual Report – MD&A

	2006	2005	Change

Complete Vehicle Assembly Sales	$4,378	$4,110	+	7%

Complete Vehicle Assembly Volumes (Units)
Full-Costed:	157,963	151,027	+	5%
BMW X3, Mercedes E-Class and G-Class, and
Saab 9[3] Convertible
Value-Added:	90,096	79,478	+	13%
Jeep Grand Cherokee, Chrysler 300,
Chrysler Voyager, and Jeep Commander
	248,059	230,505	+	8%

Complete vehicle assembly volumes increased 8% to 248,059 units for 2006 compared to 230,505 units for 2005. Complete vehicle assembly sales increased 7% or $268 million to $4.4 billion for 2006 compared to $4.1 billion for 2005. The increase in complete vehicle assembly sales is primarily the result of:

•    the increase in assembly volumes for:

•    the BMW X3; and

•    the Saab 93 Convertible;

•    the launch of assembly programs during or subsequent to 2005, including:

•    the Chrysler 300 in the second quarter of 2005; and

•    the Jeep Commander in the first quarter of 2006; and

•    an increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

These increases were partially offset by a decrease in assembly volumes for:

•    the Mercedes G-Class;

•    the Mercedes E-Class 4MATIC;

•    the Chrysler Voyager; and

•    the Jeep Grand Cherokee.

The fourth quarter of 2006 marked the end of production for the Mercedes E-Class 4MATIC at our Graz vehicle assembly facility, as DaimlerChrysler will assemble this vehicle in-house.

Tooling, Engineering and Other

Tooling, engineering and other sales increased 3% or $53 million to $2.03 billion for 2006 compared to $1.97 billion for 2005. The increase in tooling, engineering and other sales is primarily as a result of the strengthening of the Canadian dollar, euro and British Pound, each against the U.S. dollar. The sustained level of tooling, engineering and other sales reflects our continued involvement in new production programs.

In 2006, the major programs for which we recorded tooling, engineering and other sales were:

•    GM’s next generation full-size pickups and SUVs;

•    the MINI Cooper;

•    the Ford Edge and Lincoln MKX;

•    the BMW X3, Z4, X5 and 3-Series programs;

•    the Dodge Caliber;

•    the Ford Escape;

•    the Saturn VUE;

•    the Freightliner P-Class;

•    the Suzuki XL7;

•    the Mercedes M-Class; and

•    the Ford F-Series.

In 2005 the major programs for which we recorded tooling, engineering and other sales were:

•    the BMW X5;

•    the Jeep Wrangler;

•    the Mercedes M-Class and R-Class;

•    M’s next generation full-size pickup and SUVs;

•    the Ford F-Series SuperDuty;

•    the Ford Fusion, Mercury Milan and Lincoln Zephyr / MKE;

•    the Hummer H3; and

•    the Dodge Caliber.

Magna International Inc. 2006 Annual Report – MD&A    14

Gross Margin

Gross margin decreased $11 million to $2.97 billion for 2006 compared to $2.98 billion for 2005, and gross margin as a percentage of total sales decreased to 12.3% for 2006 compared to 13.1% for 2005. In 2006, the unusual items discussed in the “Highlights” section above negatively impacted gross margin and gross margin as a percentage of total sales by $43 million and 0.2%, respectively. In 2005, the unusual items discussed in the “Highlights” section above negatively impacted gross margin by $11 million. Excluding these unusual items, the 0.6% decrease in gross margin as a percent of sales was primarily a result of:

•     substantial underperformance at most of our interior systems facilities;

•     operational inefficiencies and other costs at certain facilities;

•     costs associated with the cancellation of the Ford Freestar and Mercury Monterey minivan program;

•     the accrual of the minimum required payment under our EEPPP;

•     lower margins as a result of a decrease in production volumes for certain programs; and

•     incremental customer price concessions.

The factors contributing to the decrease in gross margin as a percentage of sales were partially offset by:

•    a favourable revaluation to warranty accruals, substantially in Europe;

•    productivity and efficiency improvements at certain divisions;

•    price reductions from our suppliers; and

•    incremental gross margin earned on program launches.

Depreciation and Amortization

Depreciation and amortization costs increased 11% or $79 million to $790 million for 2006 compared to $711 million for 2005. The increase in depreciation and amortization was primarily as a result of:

•    the purchase of subsidiaries, including depreciation and amortization of assets related to the CTS acquisition in February 2006 and the amortization of fair value increments related to the Privatizations;

•    depreciation and amortization of assets at new facilities that launched during or subsequent to 2005;

•    an increase in assets employed in the business to support future growth; and

•    an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar.

Selling, General and Administrative (“SG&A”)

SG&A expenses as a percentage of sales increased to 5.6% for 2006 compared to 5.3% for 2005. SG&A expenses increased 14% or $162 million to $1,360 million for 2006 compared to $1,198 million for 2005. Excluding the unusual items discussed in the “Highlights” section above, SG&A expenses increased by $114 million primarily as a result of:

•    increased selling, general and administrative expenses related to the acquisition of CTS in February 2006;

•    increased costs incurred at certain underperforming divisions in Europe;

•    an increase in reported U.S. dollar SG&A due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar; and

•    higher infrastructure costs to support the increase in sales levels, including spending to support program launches.

These factors were partially offset by:

•    lower stock option compensation expense; and

•    lower incentive compensation.

Impairment Charges

Impairment charges decreased $77 million to $54 million for 2006 compared to $131 million for 2005. For a complete discussion of the impairment charges, see the “Highlights” section above and note 2 of the accompanying consolidated financial statements for the year ended December 31, 2006.

15    Magna International Inc. 2006 Annual Report – MD&A

Magna 2006 ANNUAL REPORT

Company Overview Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Our capabilities include: interior systemsseating systemsclosure systemsmetal body and structural systemsvision and engineered glass systemselectronic systemsexterior systemspowertrain systemsroof systemscomplete vehicle engineeringand assembly. Magna has approximately 83,000 employees in 229 manufacturing operations and 62 product development and engineering centres in 23 countries. Financial Highlights 2006 (U.S.$ Billions)25 20 15 10 97 98 99 00 01 02 03 04 05 06 Operating Income (U.S.$ Millions) 1,200 900 600 300 03 04 05 06 Net Income from Continuing Operations (U.S.$ Millions) 8.00 6.00 4.00 2.00 03 04 05 06

Operating Principles Magna’s entrepreneurial corporate culture, highlighted in the principles shown here, is the reason for Magna’s success and our greatest competitive advantage. Decentralized Operating Structure Magna’s manufacturing divisions operate as independent profit centres aligned by geographic region in each of our product areas. This decentralized structure prevents bureaucracy and makes Magna more responsive to customer needs and changes within the global automotive industry, as well as within specific regions.Employee Involvement By keeping operating units relatively small and flexible, Magna fosters greater employee involvement and initiative. This environment also allows Magna to recognize and reward individuals’ contributions and maintain open communication.Entrepreneurial Managers Entrepreneurial, hands-on managers with strong tooling, engineering and manufacturing backgrounds run Magna’s divisions. Division managers are responsible for ensuring profitability, achieving customer satisfaction and upholding the principles of the Magna Employee’s Charter.Employee Profit Sharing and Ownership Through the Equity Participation and Profit Sharing Program, employees receive ten percent of Magna’s qualifying annual profits before tax. As part-owners working in an environment where productivity is rewarded, Magna employees are motivated to produce quality products at competitive prices.

Magna’s product capabilities include: Metal Body and Structural Systems Cosma Internatonal Body Systems Chassis Systems Technology, Engineering & Tooling Systems

Complete Vehicle  Engineering & Assembly Magna Steyr Complete Vehicle Engineering & Assembly Fuel Systems Space Technology

Seating Intier Automotive Seating Complete Seating  Seat Mechanisms

Vision and Engineered Glass Systems Magna Donnelly Interior Mirrors Exterior Mirrors Actuators Camera Vision Systems Door Handle Technologies Engineered Glass Sun Visors

Powertrain Magna Powertrain Engine Transmission AWD/4x4 Systems Drive & Axle Systems Mechatronics Engineering Services& System Integration

Global Operations (As of December 2006)

North America:Canada 62 8 United States 54 18 Mexico 14 South America: Brazil 2

Europe: Austria 14 6 Belgium 3 Czech Republic 4 1 England 11 3 France 4 3 Germany 31 13 Hungary 1 Ireland 2 Italy 2 Poland 4 Slovak Republic 2 Spain 4 Sweden 1 Turkey 1 Africa: South Africa 1

Asia Pacific: China 11 4 India 2 Japan 1 Korea 3 1

Manufacturing Operations: 229 Product Development and Engineering Centres: 62

Closures Magna Closures Door Modules Window Systems Power Closure Systems Latching Systems Handle Assemblies Driver Controls

Exteriors Decoma International Front & Rear EndFascia Systems Greenhouse& Sealing Systems Exterior Trim Vehicle Enhancement Packages Plastic Body Panels Roof Systems

Interiors Intier Automotive Interiors Sidewall & Trim Systems Cockpit Systems Cargo Management Systems Overhead Systems Carpet & Loadspace Systems

Electronics Magna Electronics Driver Assistance& Safety Systems Electromechanical& Power Systems Body Electronics Lighting Systems Engine Electronics& Liquid Sensors

Roof Systems Magna Car Top Systems Panoramic Roof Modules

 Soft Tops Retractable Hard Tops Removable Roof Panels

The Magna Corporate Constitution

Shareholder Profit Participation

Magna will distribute, on average, not less than 20 percent of its annual net profit after tax to shareholders.

Employee Equity and Profit Participation

Ten percent of Magna’s qualifying profit before tax will be allocated to employees. These funds will be used in part for the purchase of Magna shares in trust for employees and for cash distributions to employees, recognizing length of service.

Management Profit Participation

To obtain long-term contractual commitment from senior management, Magna provides compensation arrangement which, in addition to base salary below industry standards, allows for the distribution of up to six percent of its profit before tax as incentive bonuses to Corporate Management.

Research and Development

Magna will allocate minimum of seven percent of its profit before tax for research and development to ensure its long-term viability.

Social Responsibility

Magna will allocate maximum of two percent of its profit before tax for charitable, cultural, educational and political purposes to support the basic fabric of society.

Minimum Profit Performance

Management has an obligation to produce profit. If Magna does not generate minimum after-tax return of four percent on share capital for two consecutive years, Magna’s Class shareholders, voting as class, will have the right to elect additional directors.

Unrelated Investments

Magna Class and Class shareholders, with each class voting separately, will have the right to approve any investment in an unrelated business in the event such investment together with all other investments in unrelated businesses exceeds 20 percent of Magna’s equity.Board of Directors Magna believes that outside directors provide independent counsel and discipline. majority of the members of Magna’s Board of Directors will be outsiders. Constitutional Amendments Any change to Magna’s Corporate Constitution will require the approval of its Class and Class shareholders, with each class voting separately.

The Magna Employee’s Charter

Magna is committed to an operating philosophy which is based on fairness and concern for people. It includes these principles: Job Security Being competitive by making a better product for better price is the best way to enhance job security.

Magna is committed to working together with you to help protect your job security.

To assist you, Magna will provide:

Job Counselling Training Employee Assistance Programs A Safe and Healthful Workplace Magna strives to provide you with working environment which is safe and healthful. Fair Treatment Magna offers equal opportunities based on an individual’s qualifications and performance, free from discrimination or favouritism. Competitive Wages and Benefits Magna will provide you with information which will enable you to compare your total compensation, including total wages and total benefits, with those earned by employees of your competitors, as well as with other plants in your community. If your total compensation is found not to be competitive, then your wages will be adjusted. Employee Equity and Profit Participation Magna believes that every employee should share in our financial success. Communication and Information Through regular monthly meetings between management and employees and through publications, Magna will provide you with information so that you will know what is going on at Magna and within the industry. The Hotline Should you have problem, or feel the above principles are not being met, we encourage you to call the Hotline or use the self-addressed

Hotline Envelopes to register your complaints. You do not have to give your name, but if you do, it will be held in strict confidence. Hotline Investigators will answer your call. The Hotline is committed to investigating and resolving all concerns or complaints and must report the outcome to Magna’s Global Human Resources Department. Employee Relations Advisory Board The Employee Relations Advisory Board is group of people who have proven recognition and credibility relating to humanitarian and social issues. This Board will monitor, advise and ensure that Magna operates within the spirit of the Magna Employee’s Charter and the principles of Magna’s Corporate Constitution.

Earnings before Interest and Taxes (“EBIT”) (1)

	2006	2005	Change

North America	$575	$733	—	22%
Europe	126	82	+	54%
Rest of World	—	2	—	100%
Corporate and Other	77	131	—	41%
Total EBIT	$778	$948	—	18%

Included in EBIT for the years ended December 31, 2006 and 2005 were the following unusual items, which have been discussed in the “Highlights” section above.

	2006	2005

North America
Impairment charges	$(13)	$(21)
Restructuring charges	(34)	(21)
Sale of facilities	(5)	16
	(52)	(26)
Europe
Impairment charges	(41)	(110)
Restructuring charges	(43)	(33)
Sale of facility	(12)	—
Charges associated with MG Rover	—	(15)
	(96)	(158)
Corporate and other
Restructuring charges	—	(5)
Settlement gain	—	26
Foreign currency gain	—	18
	—	39
	$(148)	$(145)

North America

EBIT in North America decreased 22% or $158million to $575million for 2006 compared to $733million for 2005. Excluding the North American unusual items discussed in the “Highlights” section above, the remaining $132 million decrease in EBIT is primarily due to:

•             substantial underperformance at most of our interior systems facilities;

•             costs associated with the cancellation of the Ford Freestar and Mercury Monterey minivan program;

•             an accrual of the minimum required payment under our EEPPP;

•             operational inefficiencies and other costs at certain facilities;

•             lower margins as a result of a decrease in production volumes for several of our programs;

•             amortization of fair value increments related to the Privatizations; and

•             incremental customer price concessions.

The factors contributing to the decrease in EBIT were partially offset by:

•             margins earned on new programs that launched during 2005 or 2006;

•             margins earned on increased production and/or content on certain programs;

•             operational improvements at certain underperforming divisions;

•             the closure or sale during or subsequent to 2005 of facilities that incurred losses during 2005; and

•             lower affiliation fees paid to Corporate.

Europe

EBIT in Europe increased 54% or $44 million to $126 million for 2006 compared to $82 million for 2005. Excluding the European unusual items discussed in the “Highlights” section above, the remaining $18 million decrease in EBIT is primarily due to:

•             substantial underperformance at most of our interior systems facilities;

•             operational inefficiencies and other costs at certain facilities;

•             lower margins as a result of the decrease in sales on certain programs;

•             amortization of fair value increments related to the Privatizations; and

•             incremental customer price concessions.

(1)               EBIT is defined as operating income as presented on our consolidated financial statements before net interest expense.

Magna International Inc. 2006 Annual Report – MD&A    16

The factors contributing to the decrease in EBIT were partially offset by:

•               a decrease in estimated product warranty costs, including a favourable revaluation to warranty accruals as a result of updated warranty claim data received in the third quarter of 2006;

•               margins earned on assembly and production programs that launched during or subsequent to 2005;

•               lower affiliation fees paid to Corporate;

•               operational improvements at certain underperforming divisions;

•               productivity and efficiency improvements at certain divisions;

•               lower employee profit sharing as a result of the decrease in our consolidated earnings; and

•               the acquisition of CTS in February 2006.

Rest of World

In 2006 no EBIT was generated in the Rest of World compared to $2 million for 2005. The decrease in EBIT is primarily the result of:

•             costs incurred at new facilities, primarily in China, as we continue to pursue opportunities in this growing market;

•             lower profits earned at our closures systems facility in Brazil; and

•             amortization of fair value increments related to the Privatizations.

Partially offsetting these costs was the additional margin earned on the increased production sales discussed above.

Corporate and Other

Corporate and other EBIT decreased 41% or $54 million to $77 million for 2006 compared to $131 million for 2005. Excluding the Corporate and Other unusual items discussed in the “Highlights” section above, EBIT decreased $15 million as a result of:

•             decreased affiliation fees earned from our operating divisions;

•             increased salaries and wages;

•             increased compliance costs associated with section 404 of the Sarbanes-Oxley Act; and

•             increased depreciation as a result of the acquisitions of the golf courses.

The factors contributing to the decrease in EBIT were partially offset by:

•             decreased executive incentive compensation as a result of the decrease in our consolidated earnings;

•             an increase in equity income earned; and

•             a decrease in stock compensation expense.

Interest Expense

During 2006, we earned net interest income of $14 million, compared to net interest expense of $6 million for 2005. The $20 million positive variance is primarily as a result of:

•             a reduction in interest expense due to:

•             the repayment in January 2006 of the second series of our senior unsecured notes related to the acquisition of New Venture Gear (“NVG”);

•             the repayment of $59 million and $48 million of senior unsecured notes in May 2006 and October 2006, respectively; and

•             the repayments of long-term debt during 2005, including the Decoma bank facility and certain government debt; and

•             an increase in interest income earned.

Operating Income

Operating income decreased 16% or $150 million to $792 million for 2006 compared to $942 million for 2005. Excluding unusual items (discussed in the “Highlights” section above), operating income for 2006 decreased 14% or $147 million. The decrease in operating income (excluding unusual items) was the result of the decrease in EBIT (excluding unusual items) combined with the positive variance in net interest (income) expense, both as described above.

Income Taxes

Our effective income tax rate on operating income (excluding equity income) increased to 33.9% for 2006 from 31.3% for 2005. In 2006 and 2005, income tax rates were impacted by the unusual items discussed in the “Highlights” section above. Excluding the unusual items, our effective income tax rate increased to 31.9% for 2006 compared to 29.7% in 2005. The increase in the effective income tax rate is primarily the result of:

•             an unfavourable Supreme Court of Canada ruling against a Canadian taxpayer which resulted in restricted deductibility of certain of our historical foreign exchange losses; and

•             an increase in losses not benefited, primarily at certain interiors facilities in Europe.

The factors contributing to the increase in the effective income tax rate were partially offset by a change in mix of earnings, whereby proportionately more income was earned in jurisdictions with lower income tax rates.

17    Magna International Inc. 2006 Annual Report – MD&A

Minority Interest

Minority interest expense decreased $11 million because no minority interest expense was recorded in 2006 as a result of the Privatizations.

Net Income

Net income decreased by 17%or $111 million to $528 million for 2006 compared to $639 million for 2005. Excluding the unusual items (described in the “Highlights” section above), net income decreased $110 million as a result of a reduction in operating income partially offset by decreases in income taxes and minority interest expense, all as discussed above.

Earnings per Share

	2006	2005	Change

Earnings per Class A Subordinate Voting or Class B Share
Basic	$4.86	$5.99	-	19%
Diluted	$4.78	$5.90	-	19%

Average number of Class A Subordinate Voting and Class B Shares outstanding
Basic	108.8	106.7	+	2%
Diluted	111.4	109.0	+	2%

Diluted earnings per share decreased 19% or $1.12 to $4.78 for 2006 compared to $5.90 for 2005. Excluding the unusual items (described in the “Highlights” section above), diluted earnings per share decreased $1.13 from 2005 as a result of the decrease in net income (excluding unusual items) combined with an increase in the weighted average number of diluted shares outstanding during the year.

The increase in the weighted average number of diluted shares outstanding was primarily the result of the additional Class A Subordinate Voting Shares that were included in the weighted average number of shares outstanding as a result of the Privatizations in 2005.

Return on Funds Employed (“ROFE”) (1)

An important financial ratio that we use across all of our operations to measure return on investment is ROFE.

ROFE for 2006 was 11.9%, a decrease from 15.4% for 2005. The unusual items discussed in the “Highlights” section above negatively impacted 2006 ROFE by 2.1% and 2005 ROFE by 2.2%.

Excluding these unusual items, the 3.6% decrease in ROFE can be attributed to a decrease in EBIT (excluding unusual items), as described above, combined with an approximate $337 million increase in average funds employed for 2006 compared to 2005. The increase in our average funds employed was primarily as a result of:

•             acquisitions completed during or subsequent to 2005 including:

•             the Privatizations, which incrementally added approximately $115 million of average funds employed; and

•             CTS in February 2006, which added approximately $225 million of funds employed; and

•             increased funds employed for new facilities associated with recent or upcoming launches.

The factors contributing to the increase in our average funds employed were partially offset by:

•             the closure of certain underperforming facilities during or subsequent to 2005; and

•             a reduction of working capital at certain facilities.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	2006	2005	Change

Net income	$528	$639
Items not involving current cash flows	911	901
	1,439	1,540	$(101)
Changes in non-cash operating assets and liabilities	157	158
Cash provided from operating activities	$1,596	$1,698	$(102)

(1)               ROFE is defined as EBIT divided by the average Funds Employed for the period. Funds Employed is defined as long-term assets, excluding future tax assets plus non-cash operating assets and liabilities. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory, income taxes recoverable and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.

Magna International Inc. 2006 Annual Report – MD&A    18

Cash flow from operations before changes in non-cash operating assets and liabilities decreased $101 million to $1.4 billion for 2006 compared to $1.5 billion for 2005. The decrease in cash flow from operations was due to the $111 million decrease in net income (as discussed above) partially offset by a $10 million increase in items not involving current cash flows.

The increase in items not involving current cash flows was due to:

•             a $79 million increase in depreciation and amortization; and

•             a $101 million increase in other non-cash charges, including:

•             a $17 million loss on the disposal of facilities during 2006 compared to a $16 million gain on the disposal of a facility during 2005;

•             an $18 million foreign currency gain on the repatriation of funds from Europe during 2005; and

•             a $29 million increase in the loss incurred on the write-off and/or disposal of assets, related primarily to restructuring activities.

These increases were partially offset by:

•             a $77 million decrease in impairment charges;

•             a $10 million future income tax recovery as a result of a reduction in future income tax rates in Canada;

•             a $70 million increase in future income tax income as a result of changes in temporary differences between tax values and accounting values, including:

•             an increase in net tax losses benefited;

•             a decrease in liabilities not deductible for tax purposes; and

•             an increase in book amortization in excess of tax amortization;

•             an $11 million decrease in minority interest expense as a result of the Privatizations; and

•             a $5 million increase in equity income.

Cash provided from non-cash operating assets and liabilities amounted to $157 million for 2006 compared to $158 million for 2005. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

	2006	2005

Accounts receivable	$14	$(280)
Inventory	60	(83)
Prepaid expenses and other	15	11
Accounts payable and other accrued liabilities	62	510
Income taxes payable	35	(20)
Deferred revenues	(29)	20
Changes in non-cash operating assets and liabilities	$157	$158

During 2006, the changes in non-cash operating assets and liabilities were not significant. During 2005, the increases in accounts receivable and inventory were primarily the result of investments in tooling for programs that launched in the fourth quarter of 2005 or early 2006. The increase in accounts payable and other accrued liabilities was primarily related to the increase in tooling receivables and tooling inventory.

Capital and Investment Spending

	2006	2005	Change

Fixed assets	$(793)	$(848)
Investments and other assets	(99)	(127)
Fixed assets, investments and other assets additions	(892)	(975)
Purchases of subsidiaries	(284)	(187)
Proceeds from disposals	65	111
Cash used in investing activities	$(1,111)	$(1,051)	$(60)

Fixed assets, investments and other assets additions

In 2006 we invested $793 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in 2006 was for manufacturing equipment for programs that launched during 2006, or will be launching subsequent to 2006, including equipment for the following major programs:

•             GM’s next generation full-size pickups and SUVs;

•             the MINI Cooper;

•             the Ford Edge and Lincoln MKX;

•             the BMW X3, Z4, X5 and 3-Series programs; and

•             the Dodge Caliber.

19    Magna International Inc. 2006 Annual Report – MD&A

In 2005 we invested $848 million in fixed assets, including capital for the following major programs:

•             the new Ford Explorer and F-Series SuperDuty pickup trucks;

•             GM’s next generation full-size pickups and SUVs;

•             the Peugeot 207;

•             the Chrysler 300; and

•             the Jeep Grand Cherokee.

In 2006, we invested $99 million in investments and other assets related primarily to:

•             the acquisition of a 41% equity interest in Shin Young Metal Ind. Co., a Korean-based supplier of major stampings, welded assemblies and tooling to the automotive industry;

•             fully reimbursable planning and engineering costs relating to programs that launched during 2006, or will be launching during 2007; and

•             long-term tooling receivables.

In 2005, we invested $127 million in other assets primarily representing:

•             fully reimbursable planning and engineering costs relating to programs that launched during 2005 or 2006; and

•             long-term tooling receivables.

Purchase of subsidiaries

During 2006, we invested $284 million on the purchase of subsidiaries, including:

•             the acquisition of CTS in February for total consideration of $271 million, consisting of $203 million paid in cash and $68 million of assumed debt;

•             $46 million in August to acquire the Magna Golf Course located in Aurora, Ontario from Magna Entertainment Corp. [“MEC”]; and

•             the November acquisition of the Fontana Golf and Sports Club located in Austria from MEC for total consideration of $38 million, consisting of $17 million paid in cash and $21 million of assumed debt.

During 2005, we invested $187 million in the purchase of subsidiaries, substantially related to the $184 million cash portion of the Privatizations.

We also completed a number of small acquisitions during 2006 and 2005, including a number of manufacturing facilities and engineering centres. The cash portion of these acquisitions amounted to $18 million for 2006 and $21 million for 2005. Also during 2005, we received an $18 million cash adjustment with respect to the NVG acquisition.

Proceeds from disposition

For 2006, proceeds from disposal were $65 million, which included:

•             proceeds received from the sale of a long-term tooling receivable by a facility in the United Kingdom; and

•             proceeds from normal course fixed and other asset disposals.

For 2005, proceeds from disposal were $111 million, which included:

•             the cash proceeds received from the sale of a non-core seat component facility;

•             cash payment received in respect of fully reimbursable planning and engineering costs capitalized in prior periods; and

•             proceeds from normal course fixed and other asset disposals.

Financing

	2006	2005	Change

Repayments of debt	$(275)	$(329)
Issues of debt	24	49
Issues of Class A Subordinate Voting Shares	28	20
Issues of shares by subsidiaries	—	1
Dividends paid to minority interests	—	(1)
Cash dividends paid	(163)	(166)
Cash used in financing activities	$(386)	$(426)	$40

The repayments of debt in 2006 included the repayments:

•             in January of the second series of senior unsecured zero-coupon notes issued in connection with the NVG acquisition; and

•             in May and October of senior unsecured notes of $59 million and $48 million, respectively.

The repayments of debt in 2005 included the repayments:

•             in January of the first series of senior unsecured zero-coupon notes issued in connection with the NVG acquisition; and

•             in March of the outstanding borrowing of Cdn$197 million under the former Decoma term credit facility.

Magna International Inc. 2006 Annual Report – MD&A     20

The issues of debt in 2006 and 2005 consisted primarily of borrowings to support investments in capital, including government debt and capital leases.

During 2006, we issued $28 million in Class A Subordinate Voting Shares on the exercise of stock options, compared to $20 million during 2005.

Cash dividends paid per Class A Subordinate Voting or Class B Share were $1.52 in both 2006 and 2005. Total cash dividends paid decreased to $163 million for 2006 compared to $166 million for 2005 primarily as a result of the strengthening of the Canadian dollar against the U.S. dollar.

Financing Resources

	2006	2005	Change

Liabilities
Bank indebtedness	$63	$89
Long-term debt due within one year	98	131
Long-term debt	605	700
	766	920	$(154)
Shareholders’ equity	7,157	6,565	592
Total capitalization	$7,923	$7,485	$438

Total capitalization increased by 6% or $438 million to $7.9 billion at December 31, 2006 as compared to $7.5 billion at December 31, 2005. The increase in capitalization is a result of a $592 million increase in shareholders’ equity, offset in part by a $154 million decrease in liabilities.

The increase in shareholders’ equity is primarily the result of:

•             net income earned during 2006 (as discussed above);

•             a $193 million increase in the currency translation adjustment, primarily due to the strengthening of the Canadian dollar against the U.S. dollar between December 31, 2005 and December 31, 2006; and

•             Class A Subordinate Voting Shares issued on the exercise of stock options.

The increases in equity were partially offset by:

•             dividends paid during 2006; and

•             a $6 million reduction of share capital related to the repurchase of Class A Subordinate Voting Shares which were awarded on a restricted basis to an executive.

The decrease in liabilities is primarily the result of:

•             the repayment in January of the second series of senior unsecured notes related to the NVG acquisition;

•             repayments of $59 million and $48 million of senior unsecured notes in May and October, respectively; and

•             the deconsolidation of a partially owned European subsidiary which declared bankruptcy in August and was subsequently sold by the administrator.

These decreases were partially offset by an increase in reported U.S. dollar amounts, primarily as a result of the strengthening of the euro against the U.S. dollar.

During 2006, our cash resources increased by $203 million to $1.9 billion as a result of the cash provided from operating activities, partially offset by the cash used in investing and financing activities as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2 billion, of which $1.8 billion was unused and available.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding stock options and Subordinated Debentures issued and outstanding at March 16, 2007 were exercised or converted:

Class A Subordinate Voting and Class B Shares	109,954,402
Subordinated Debentures (i)	1,096,589
Stock options (ii)	4,005,861
115,056,852

(i)                  The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

(ii)               Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

21    Magna International Inc. 2006 Annual Report – MD&A

Contractual Obligations and Off-Balance Sheet Financing

At December 31, 2006, we had contractual obligations requiring annual payments as follows:

		2008-	2010-
	2007	2009	2011	Thereafter	Total

Operating leases with:
MI Developments Inc. (“MID”)	$145	$288	$281	$415	$1,129
Third parties	126	193	136	182	637
Long-term debt	98	462	107	36	703
Total contractual obligations	$369	$943	$524	$633	$2,469

We had no unconditional purchase obligations other than those related to inventory, services, tooling and fixed assets in the ordinary course of business.

Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $335 million at December 31, 2006. These obligations are as follows:

			Termination and
	Pension	Retirement	Long Service
	Liability	Liability	Arrangements	Total

Projected benefit obligation	$282	$104	$181	$567
Less plan assets	(232)	—	—	(232)
Unfunded amount	50	104	181	335
Unrecognized past service costs and actuarial losses	(15)	(35)	(24)	(74)
Amount recognized in other long-term liabilities	$35	$69	$157	$261

Our off-balance sheet financing arrangements are limited to operating lease contracts.

The majority of our facilities are subject to operating leases with MID or with third parties. Operating lease payments in 2006 for facilities leased from MID and third parties were $153 million and $79 million, respectively. Operating lease commitments in 2007 for facilities leased from MID and third parties are expected to be $145 million and $76 million, respectively. Our existing leases with MID generally provide for periodic rent escalations based either on fixed-rate step increases, or on the basis of a consumer price index adjustment (subject to certain caps).

We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment were $54 million for 2006, and are expected to be $50 million in 2007.

Although our consolidated contractual annual lease commitments decline year by year, we expect that existing leases will either be renewed or replaced. As such, lease commitments are expected to remain at current levels. Alternatively, we will incur capital expenditures to acquire equivalent capacity.

Long-term receivables in other assets are reflected net of outstanding borrowings from a customer’s finance subsidiary of $52 million since we have a legal right of set-off of the customer’s long-term receivable payable to us against such borrowings, and we intend to settle the related amounts simultaneously.

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. The North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations’ material, equipment and labour are paid for principally in euros and British pounds.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last for a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

Magna International Inc. 2006 Annual Report – MD&A    22

RELATED PARTIES

Mr. Stronach, our Chairman of the Board, and three members of his family are trustees of the Stronach Trust. The Stronach Trust controls us through the right to direct the votes attaching to 67% of our Class B Shares and also controls MID and therefore MEC, through the right to direct the votes attaching to 66% of MID’s Class B Shares. Various land and buildings used in our operations are leased from MID under operating lease agreements, which are effected on normal commercial terms. Lease expense included in the consolidated statements of income with respect to MID for the years ended December 31, 2006 and 2005 was $153 million and $144 million, respectively. Included in accounts payable are trade amounts owing to MID and its subsidiaries in the amount of $2 million.

On March 31, 2006, we purchased a real estate property located in the United States from MEC for a total purchase price of $6 million.

Prior to our acquisitions of the Magna Golf Club and Fontana Golf and Sports Club from MEC, we had agreements with MEC for the use of the golf course and clubhouse meeting, dining and other facilities for annual payments of Cdn $5.0 million and  €2.5 million, respectively. The expense included in the consolidated statements of income with respect to these agreements for the years ended December 31, 2006 and 2005 was $6 million and $7 million, respectively.

We have agreements with affiliates of the Chairman of the Board for the provision of business development and consulting services. In addition, we have an agreement with the Chairman of the Board for the provision of business development and other services. The aggregate amount expensed under these agreements with respect to the years ended December 31, 2006 and 2005 was $27 million and $33 million, respectively.

During the year ended December 31, 2006, trusts, which exist to make orderly purchases of our shares for employees either for transfer to the EEPPP or to recipients of either bonuses or rights to purchase such shares from the trusts, borrowed up to $77 million from us to facilitate the purchase of Class A Subordinate Voting Shares. At December 31, 2006, the trusts’ indebtedness to us was $35 million.

SUBSEQUENT EVENTS

On January 15, 2007, we acquired two facilities from Pressac Investments Limited for $55 million [€43 million]. The facilities in Germany and Italy manufacture electronic components for sale to various customers, including Volkswagen, DaimlerChrysler and Fiat.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our results of operations and financial position is based upon the audited consolidated financial statements, which have been prepared in accordance with Canadian GAAP. The preparation of the audited consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions that we believe to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. We evaluate our estimates on an ongoing basis, however, actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our audited consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

Revenue Recognition

[a]  Separately Priced Tooling and Engineering Service Contracts

With respect to our contracts with OEMs for particular vehicle programs, we perform multiple revenue-generating activities. The most common arrangement is where, in addition to contracting for the production and sale of parts, we also have a separately priced contract with the OEM for related tooling costs. Under these arrangements, we either construct the tools at our in-house tool shops or contract with third party tooling vendors to construct and supply tooling to be used by us in the production of parts for the OEM. On completion of the tooling build, and upon acceptance of the tooling by the OEM, we sell the separately priced tooling to the OEM pursuant to a separate tooling purchase order.

Such multiple element arrangements also include providing separately priced engineering services in addition to tooling and subsequent assembly or production activities. On completion, and upon acceptance by the OEM, we generally sell the separately priced engineering services to the OEM prior to the commencement of subsequent assembly or production activities.

During 2004, we adopted CICA Emerging Issues Committee Abstract No. 142, “Revenue Arrangements with Multiple Deliverables” (“EIC-142”) prospectively for new revenue arrangements with multiple deliverables entered into by us on or after January 1, 2004. Under EIC-142, separately priced tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. Based on the typical terms and process for the negotiation of separately priced tooling contracts, we anticipate that substantially all such tooling contracts will continue to be accounted for as separate revenue elements. Because of the unique contracts related to multiple element arrangements involving engineering and subsequent assembly or production activities, all significant arrangements will be evaluated in order to determine whether the engineering component of the arrangement qualifies as a separate revenue element. If the engineering component is not considered to be a separate revenue element, revenues and costs of sales on such activities would be deferred and amortized on a gross basis over the subsequent assembly or production program.

23   Magna International Inc. 2006 Annual Report – MD&A

Revenues from engineering services and tooling contracts that qualify as separate revenue elements are generally recognized on a percentage of completion basis. The percentage of completion method recognizes revenue and cost of sales over the term of the contract based on estimates of the state of completion, total contract revenue and total contract costs. Under such contracts, the related receivables could be paid in full upon completion of the contract, in installments or in fixed amounts per vehicle based on forecasted production volumes. In the event that actual production volumes are less than those forecasted, a reimbursement for any shortfall will be made annually.

Tooling and engineering contract prices are generally fixed, however, price changes, change orders and program cancellations may affect the ultimate amount of revenue recorded with respect to a contract. Contract costs are estimated at the time of signing the contract and are reviewed at each reporting date. Adjustments to the original estimates of total contract costs are often required as work progresses under the contract and as experience is gained, even though the scope of the work under the contract may not change. When the current estimates of total contract revenue and total contract costs indicate a loss, a provision for the entire loss on the contract is made. Factors that are considered in arriving at the forecasted loss on a contract include, amongst others, cost over-runs, non-reimbursable costs, change orders and potential price changes.

For U.S. GAAP purposes, we adopted EITF 00-21, “Accounting for Revenue Arrangements With Multiple Deliverables” prospectively for new revenue arrangements with multiple deliverables entered into by us on or after January 1, 2004, which harmonized our Canadian and U.S. GAAP reporting for such arrangements. For separately priced in-house tooling and engineering services contracts provided in conjunction with subsequent production or assembly services entered into prior to January 1, 2004, the revenues and costs of sales on such activities continue to be deferred and amortized on a gross basis over the remaining life of the production or assembly program for U.S. GAAP purposes.

[b] Contracts With Purchased Components

Revenues and cost of sales from separately priced tooling and engineering services contracts are presented on a gross basis in the consolidated statements of income when we are acting as principal and are subject to significant risks and rewards of the business. Otherwise, components of revenue and related costs are presented on a net basis. To date, substantially all separately priced engineering services and tooling contracts have been recorded on a gross basis.

As reported above, the reporting of sales and cost of sales for our vehicle assembly contracts is affected by the contractual terms of the arrangement.

In addition to our assembly business, we also enter into production contracts where we are required to coordinate the design, manufacture, integration and assembly of a large number of individual parts and components into a modular system for delivery to the OEM’s vehicle assembly plant. Under these contracts, we manufacture a portion of the products included in the module but also purchase components from various sub-suppliers and assemble such components into the completed module. We recognize module revenues and cost of sales on a gross basis when we have a combination of:

•             pimary responsibility for providing the module to the OEM;

•             responsibility for styling and/or product design specifications;

•             latitude in establishing sub-supplier pricing;

•             responsibility for validation of sub-supplier part quality;

•             inventory risk on sub-supplier parts;

•             exposure to warranty; and

•             exposure to credit risk on the sale of the module to the OEM.

To date, revenues and cost of sales on our module contracts have been reported on a gross basis.

Amortized Engineering and Customer Owned Tooling Arrangements

We incur pre-production engineering research and development (“ER&D”) costs related to the products we produce for OEMs under long-term supply agreements. We expense ER&D costs, which are paid for as part of the subsequent related production and assembly program, as incurred unless a contractual guarantee for reimbursement exists.

In addition, we expense all costs as incurred related to the design and development of moulds, dies and other tools that we will not own and that will be used in, and reimbursed as part of the piece price amount for, subsequent related production or assembly program unless the supply agreement provides us with a contractual guarantee for reimbursement of costs or the non-cancellable right to use the moulds, dies and other tools during the supply agreement, in which case the costs are capitalized.

ER&D and customer-owned tooling costs capitalized in “Other assets” are amortized on a units of production basis over the related long-term supply agreement.

Impairment of Goodwill and Other Long-lived Assets

Goodwill is subject to an annual impairment test or more frequently when an event occurs that more likely than not reduces the fair value of a reporting unit below its carrying value.

We evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include prolonged operating losses or a decision to dispose of, or otherwise change the use of, an existing fixed or other long-lived asset. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment must be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset.

Magna International Inc. 2006 Annual Report – MD&A    24

We believe that accounting estimates related to goodwill and long-lived asset impairment assessments are “critical accounting estimates” because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet.

Warranty

We record product warranty liabilities based on individual customer agreements. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customers’ warranty experience.

Product liability provisions are established based on our best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer’s cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, our estimated cost of the recall is recorded as a charge to net earnings in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between the customer and us and, in some cases, the extent to which a supplier to us will share in the recall cost.

Future Income Tax Assets

At December 31, 2006, we had recorded future tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences of $109 million and $146 million, respectively. The future tax assets in respect of loss carryforwards relate primarily to U.S. subsidiaries.

On a quarterly basis, we evaluate the realizability of future tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets. We have, and we continue to use tax planning strategies to realize future tax assets in order to avoid the potential loss of benefits.

At December 31, 2006, we had gross income tax loss carryforwards of approximately $771 million, which relate primarily to operations in the United Kingdom, Belgium, Germany, Italy and Spain, the tax benefits of which have not been recognized in our unaudited consolidated financial statements. Of the total losses, $253 million expire between 2007 and 2026 and the remainder have no expiry date. If operations improve to profitable levels in these jurisdictions, and such improvements are sustained for a prolonged period of time, our earnings will benefit from these loss carryforward pools except for the benefit of losses obtained on acquisition which would reduce related goodwill and intangible balances.

Employee Benefit Plans

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore, impact the recognized expense and recorded obligation in future periods. Significant changes in assumptions or significant new plan enhancements could materially affect our future employee benefit obligations and future expense. At December 31, 2006, we had unrecognized past service costs and actuarial experience losses of $74 million that will be amortized to future employee benefit expense over the expected average remaining service life of employees.

NEW ACCOUNTING PRONOUNCEMENTS

Refer to note 23[m] of our audited consolidated financial statements for a detailed discussion related to new accounting standards which have not yet been adopted due to delayed effective dates.

25    Magna International Inc. 2006 Annual Report – MD&A

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation and other claims. Refer to note 21 of our 2006 audited consolidated financial statements, which describes these claims.

SELECTED ANNUAL CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been derived from, and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2006, which are prepared in accordance with Canadian GAAP.

	2006	2005	2004

Income Statement Data

Vehicle Production Volumes (millions of units)
North America	15.335	15.722	15.732
Europe	15.536	15.959	16.558

Average Dollar Content Per Vehicle
North America	$775	$731	$623
Europe	$362	$317	$285

Sales
External Production
North America	$11,883	$11,499	$9,798
Europe	5,624	5,058	4,724
Rest of World	269	171	139
Complete Vehicle Assembly	4,378	4,110	4,450
Tooling, Engineering and Other	2,026	1,973	1,542
Total Sales	$24,180	$22,811	$20,653

Net income	$528	$639	$676

Earnings per Class A Subordinate Voting or Class B Share
Basic	$4.86	$5.99	$6.99
Diluted	$4.78	$5.90	$6.95

Cash dividends paid per Class A Subordinate Voting or Class B Share	$1.52	$1.52	$1.48

Financial Position Data

Cash and cash equivalents	$1,885	$1,682	$1,519
Working Capital	$2,277	$2,215	$2,183
Total assets	$13,154	$12,321	$11,615

Financing Resources
Liabilities
Bank indebtedness	$63	$89	$136
Long-term debt due within one year	98	131	84
Long-term debt	605	700	984
Minority interest	—	—	634
	766	920	1,838
Shareholders’ equity	7,157	6,565	5,335
Total capitalization	$7,923	$7,485	$7,173

Changes from 2005 to 2006 are explained in “Results of Operations – For the Year Ended December 31, 2006” section above.

Magna International Inc. 2006 Annual Report – MD&A    26

2005 COMPARED TO 2004

SALES

Total sales increased 10% or $2.2 billion to $22.8 billion for 2005 compared to $20.7 billion for 2004.

External Production Sales - North America

External production sales in North America increased 17% or $1.7 billion to $11.5 billion for 2005 compared to $9.8 billion for 2004. This increase in production sales reflects a 17% increase in our North American average dollar content per vehicle as North American vehicle production volumes for 2005 remained relatively consistent with 2004 vehicle production volumes.

Our average dollar content per vehicle grew by 17% or $108 to $731 for 2005 compared to $623 for 2004, primarily due to:

•             the launch of new programs during or subsequent to the year ended December 31, 2004, including:

•             the Chevrolet Cobalt and Pontiac Pursuit;

•             the Hummer H3;

•             the Ford Mustang;

•             the Chevrolet HHR;

•             the Mercedes M-Class; and

•             the Pontiac Montana SV6, Saturn Relay, Buick Terazza and Chevrolet Uplander;

•             the acquisition of the North American operations of NVG in September 2004;

•             an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and

•             increased production and/or content on certain programs, including:

•             the Chrysler 300 and 300C; and

•             the Dodge Caravan, Grand Caravan and Chrysler Town & Country.

The factors contributing to the growth in our average dollar content per vehicle were partially offset by:

•             the impact of lower production and/or content on certain high content programs, including:

•             the GMT800 platform;

•             the Ford Freestar and Mercury Monterey;

•             the Dodge Ram Pickup;

•             the Mazda Tribute and Ford Escape; and

•             the GMC Canyon and Chevrolet Colorado;

•             programs that ended production during or subsequent to the year ended December 31, 2004; and

•             incremental customer price concessions.

External Production Sales - Europe

External production sales in Europe increased 7% or $334 million to $5.1 billion for 2005 compared to $4.7 billion for 2004. This increase in production sales reflects an 11% increase in our European average dollar content per vehicle partially offset by a 4% decline in European vehicle production volumes.

Our average dollar content per vehicle grew by 11% or $32 to $317 for 2005 compared to $285 for 2004, primarily as a result of:

•             the launch of new programs during or subsequent to the year ended December 31, 2004, including:

•             the Mercedes A-Class;

•             the Mercedes B-Class;

•             the Land Rover Discovery;

•             the Land Rover Range Rover Sport; and

•             the Volkswagen Passat;

•             the acquisition of the European operations of NVG in September 2004; and

•             increased production and/or content on certain programs, including:

•             the BMW 1-Series; and

•             the Volkswagen Transporter and Multivan.

The factors contributing to the growth in our average dollar content per vehicle were partially offset by:

•             the impact of lower production and/or content on certain programs, including:

•             the Mercedes E-Class; and

•             the Volkswagen Golf;

•             the end of production on certain programs, including the end of production on all MG Rover programs as a result of the MG Rover situation; and

•             incremental customer price concessions.

27    Magna International Inc. 2006 Annual Report – MD&A

External Production Sales – Rest of World

External production sales in the Rest of World increased 23% or $32 million to $171 million for 2005 compared to $139 million for 2004. The increase in production sales is primarily a result of:

•             the ramp-up of production at new facilities in China;

•             increased production at our powertrain facilities in Korea; and

•             increased production at a closure systems facility in Brazil.

The factors contributing to the increase in production sales were partially offset by the closure of an exterior systems facility in Brazil and an engineered glass facility in Malaysia.

Complete Vehicle Assembly Sales

Although assembly volumes increased 1% or 3,261 units, complete vehicle assembly sales decreased 8% or $340 million to $4.1 billion for 2005 compared to $4.5 billion for 2004. The decrease in complete vehicle assembly sales is primarily the result of lower assembly volumes for all vehicles accounted for on a full-cost basis, partially offset by:

•             higher assembly volumes for the Jeep Grand Cherokee as a result of the launch of a new model in January 2005; and

•             the start of assembly in the second quarter of 2005 of the Chrysler 300 for distribution in European markets and certain other markets outside North America.

Tooling, Engineering and Other

Tooling, engineering and other sales increased 28% or $431 million to $2.0 billion for 2005 compared to $1.5 billion for 2004.

In 2005 the major programs for which we recorded tooling, engineering and other sales were:

•             the BMW X5;

•             the Jeep Wrangler;

•             the Mercedes M-Class and R-Class;

•             GM’s next generation full-size pickup and sport utilities platform;

•             the Ford F-Series SuperDuty;

•             the Ford Fusion, Mercury Milan and Lincoln Zephyr;

•             the Hummer H3; and

•             the Dodge Caliber.

In 2004 the major programs for which we recorded tooling, engineering and other sales were:

•             the Ford Fusion and Mercury Milan;

•             the Ford Explorer and Mercury Mountaineer; and

•             the Mercedes M-Class and R-Class.

In addition, tooling, engineering and other sales increased as a result of the strengthening of the Canadian dollar against the U.S. dollar.

Net Income

Net income decreased by 5% or $37 million to $639 million for 2005 compared to $676 million for 2004. Included in net income are the following items (net of minority interest and income taxes):

	2005	2004	Change

Impairment charges	$(98)	$(22)
Restructuring charges	(48)	(17)
Sale of facility	10	—
Charges associated with MG Rover	(13)	—
Settlement gain	16	—
Foreign currency gain	18	—
Pension curtailment gain	—	18
Stock options	—	(12)
Future income tax charge (recovery) related to tax rate changes	—	6
	$(115)	$(27)	$(88)

Magna International Inc. 2006 Annual Report – MD&A    28

The unusual items for 2005 have been discussed above in the “Highlights” section. During 2004, the unusual items were as follows:

•             asset impairments charges relating to certain exterior systems facilities in Europe and North America;

•             restructuring charges in Europe related to the reorganization and closure of certain interiors facilities, and restructuring charges in North America related primarily to certain program specific assets;

•             a pension curtailment gain as a result of freezing certain defined benefit pension plans;

•             a one-time charge to compensation expense as a result of modifying option agreements with certain of our former employees; and

•             a future income tax recovery as a result of a reduction in future income tax rates in Europe.

Excluding the unusual items, net income increased $51 million as a result of an increase in gross margin of $63 million and decreases in interest expense, net, minority interest expense and income taxes of $20 million, $60 million and $74 million, respectively. These factors were partially offset by increases in SG&A spending and depreciation and amortization of $33 million and $127 million, respectively, and a $6 million decrease in equity income.

Gross margin as a percentage of total sales decreased to 13.1% for 2005 compared to 14.3% for 2004. Excluding the unusual items discussed above, gross margin as a percentage of total sales for 2005 decreased 1.1% due to:

•             an increase in commodity prices, combined with lower scrap steel prices;

•             a decrease in production volumes for several of our high content programs including the GMT800 platform, and the Ford Freestar and Mercury Monterey;

•             inefficiencies at certain facilities;

•             the acquisition of the NVG business, which operated at margins that are lower than our consolidated average gross margin;

•             incremental customer price concessions;

•             costs incurred during 2005 at new facilities in preparation for programs that launched during 2005 or for programs that will be launching subsequent to the end of the year; and

•             an increase in tooling and other sales that earn low or no margins.

The factors contributing to the decrease in gross margin as a percentage of sales were partially offset by:

•             productivity and efficiency improvements at certain divisions;

•             price reductions from our suppliers;

•             decreased complete vehicle assembly sales for certain vehicles accounted for on a full-cost basis; and

•             incremental gross margin earned on program launches.

Excluding unusual items discussed above, the increase in depreciation and amortization costs for 2005 was primarily as a result of:

•             an increase in assets employed in the business to support future growth;

•             amortization of fair value increments related to the Privatizations;

•             acquisitions completed during or subsequent to 2004; and

•             an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar against the U.S. dollar.

SG&A expenses as a percentage of sales decreased to 5.3% for 2005 compared to 5.7% for 2004. Excluding unusual items discussed above, SG&A increased $33 million primarily a result of:

•             increased spending as a result of the acquisition of NVG;

•             additional stock compensation expense as a result of the Privatizations;

•             an increase in reported U.S. dollar SG&A due to the strengthening of the Canadian dollar against the U.S. dollar; and

•             higher infrastructure costs to support the increase in sales levels, including spending to support program launches.

The decrease in minority interest expense is a result of the elimination of minority interest for Tesma, Decoma and Intier for the periods subsequent to the Privatizations.

Earnings per Share

Diluted earnings per share decreased 15% or $1.05 to $5.90 for 2005 compared to $6.95 for 2004. Included in the $1.05 decrease in diluted earnings per share is the net decrease in diluted earnings per share of $0.77 related to the unusual items discussed above.

Excluding the unusual items, diluted earnings per share decreased $0.28 from 2004 to 2005 as a result of a 12% increase in the weighted average number of diluted shares outstanding during the year partially offset by the increase in net income (excluding unusual items).

The increase in the weighted average number of diluted shares outstanding was primarily as a result of the additional Class A Subordinate Voting Shares that were included in the weighted average number of shares outstanding as a result of the Privatizations.

29    Magna International Inc. 2006 Annual Report – MD&A

Financial Position

Cash and cash equivalents

During 2005, our cash resources increased by $163 million to $1.7 billion as a result of the cash provided from operating activities, partially offset by the cash used in investing and financing activities.

Total assets

During 2005, total assets increased by $706 million to $12.3 billion as a result of:

•             the Privatizations, which added approximately $500 million of total assets;

•             investments (including fixed, other long-term, and non-cash working capital assets) in new and existing production facilities to support our continued growth;

•             the growth in our cash resources, as discussed above; and

•             an increase in U.S. dollar reported amounts of our assets as a result of the strengthening of the Canadian dollar partially offset by the weakening of the euro and British pound, all against the U.S. dollar.

Financing Resources

Total capitalization increased by 4% or $312 million to $7.5 billion for 2005 compared to $7.2 billion for 2004. The increase in capitalization is a result of a $1.2 billion increase in shareholders’ equity, offset in part by a $918 million decrease in liabilities.

The increase in shareholders’ equity is a result of:

•             an increase in share capital primarily as a result of the Class A Subordinate Voting Shares issued in connection with the Privatizations; and

•             net income earned during 2005.

The increases in equity were partially offset by:

•             dividends paid; and

•             a decrease in the currency translation adjustment.

The decrease in liabilities is primarily a result of:

•             the decrease in minority interest as a result of the Privatizations; and

•             decreases in long-term debt as a result of the repayment of:

•             the first series of our senior unsecured notes related to the acquisition of NVG; and

•             the outstanding debt on Decoma’s term debt facility.

On October 12, 2005 we completed a new five-year revolving term facility that expires on October 12, 2010. The facility has a North American tranche of $1.57 billion, a European tranche of  €300 million and an Asian tranche of $50 million.

RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED DECEMBER 31, 2006

The discussion of our results of operations for the three months ended December 31, 2006 contained in the MD&A attached to our press release dated February 27, 2007, as filed via the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com), is incorporated by reference herein.

Magna International Inc. 2006 Annual Report – MD&A    30

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been prepared in accordance with Canadian GAAP.

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2006	2006	2006	2006

Sales	$6,019	$6,369	$5,424	$6,368

Net income	$212	$193	$94	$29

Earnings per Class A Subordinate Voting or Class B Share
Basic	$1.95	$1.78	$0.87	$0.26
Diluted	$1.91	$1.75	$0.86	$0.26

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2005	2005	2005	2005

Sales	$5,718	$5,858	$5,381	$5,854

Net income	$172	$225	$159	$83

Earnings per Class A Subordinate Voting or Class B Share
Basic	$1.69	$2.10	$1.47	$0.76
Diluted	$1.68	$2.06	$1.44	$0.75

In general, sales increased from 2005 to 2006 as a result of product launches, the acquisition of CTS in February 2006, and the strengthening of the Canadian dollar against the U.S. dollar. The third quarter of both years is generally affected by the normal seasonal effects of lower vehicle production volumes as a result of OEM summer shutdowns.

Included in the quarterly net income are the following unusual items that have been discussed earlier in this MD&A:

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2006	2006	2006	2006

Impairment charges	$—	$—	$—	$(46)
Restructuring charges	(9)	(18)	(4)	(34)
Sale of facilities	—	(15)	—	—
Future tax recovery	—	10	—	—
	$(9)	$(23)	$(4)	$(80)

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2005	2005	2005	2005

Impairment charges	$—	$(5)	$—	$(93)
Restructuring charges	(4)	(7)	(11)	(26)
Charges associated with MG Rover	(13)	—	—	—
Foreign currency gain	—	18	—	—
Settlement gain	—	—	16	—
Sale of facility	—	10	—	—
	$(17)	$16	$5	$(119)

For more information regarding our quarter over quarter results, please refer to our first, second and third quarter 2006 quarterly reports which are available through the internet on SEDAR which can be accessed at www.sedar.com.

31    Magna International Inc. 2006 Annual Report – MD&A

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable, but not absolute, assurance that material information required to be publicly disclosed by a public company is communicated in a timely manner to senior management to enable them to make timely decisions regarding public disclosure of such information. We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2006 under the supervision, and with the participation of, our Chief Executive Officers and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officers and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission) are effective in providing reasonable assurance that material information relating to Magna (including all consolidated subsidiaries) is communicated to our senior management, including our Chief Executive Officers and our Chief Financial Officer, in a timely manner to enable them to make decisions regarding the public disclosure of such information.

Management’s Annual Report on Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management is responsible for establishing and maintaining adequate internal control over financial reporting for Magna. Our management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of our internal control over financial reporting. As at December 31, 2006, our management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no material weaknesses in our internal control over financial reporting that have been identified by management. Ernst & Young LLP, which has audited our consolidated financial statements for the year ended December 31, 2006, has also issued a report on financial statements and internal controls under Auditing Standard No. 2 of the Public Companies Accounting Oversight Board (United States). This report is located on page 35 of this Annual Report to Shareholders.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal controls over financial reporting since the year ended December 31, 2006, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to, the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; the termination by our customers of any material contracts; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with new program launches; legal claims against us; risks of conducting business in foreign countries; unionization activities at our facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

Magna International Inc. 2006 Annual Report – MD&A    32

Magna International Inc.

Management’s Responsibility for Financial Reporting

Magna’s management is responsible for the preparation and presentation of the consolidated financial statements and all the information in this Annual Report. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles.

Where alternative accounting methods exist, management has selected those it considered to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis designed to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared by management to ensure consistency with that in the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee, audited by the independent auditors and approved by the Board of Directors of the Company.

Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable, and that the Company’s assets are appropriately accounted for and adequately safeguarded. We have determined that as at December 31, 2006 internal control over financial reporting is effective and in compliance with U.S. Securities and Exchange Commission (“SEC”) requirements in accordance with Section 404 of the U.S. Sarbanes-Oxley Act (“SOX”). The Company’s Co-Chief Executive Officers and Chief Financial Officer, in compliance with Section 302 of SOX, provide a certification related to the Company’s annual disclosure document in the U.S. (Form 40-F) to the SEC. According to Multilateral Instrument 52-109, the same certification is provided to the Canadian Securities Administrators.

The Company’s Audit Committee is appointed by its Board of Directors annually and is comprised solely of outside independent directors. The Audit Committee meets periodically with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors’ report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The Independent Auditors’ Report on Financial Statements outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The independent auditors have full and unrestricted access to the Audit Committee.

Donald J. Walker	Siegfried Wolf	Vincent J. Galifi
Co-Chief Executive Officer	Co-Chief Executive Officer	Executive Vice-President
and Chief Financial Officer

Toronto, Canada,

March 22, 2007.

33    Magna International Inc. 2006 Annual Report – Financial Statements

Independent Auditors’ Report on Financial Statements

To the Shareholders of

Magna International Inc.

We have audited the consolidated balance sheets of Magna International Inc. as at December 31, 2006 and 2005 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as at December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2007 expressed an unqualified opinion thereon.

Chartered Accountants

Toronto, Canada,

March 22, 2007.

Magna International Inc. 2006 Annual Report – Financial Statements    34

Independent Auditors’ Report on Internal Controls Under Standards of The Public Company
Accounting Oversight Board (United States)

To the Shareholders of

Magna International Inc.

We have audited management’s assessment, included on page 32 of the Management’s Discussion and Analysis of Results of Operations and Financial Position, that Magna International Inc. (the “Company”) maintained effective internal control over financial reporting as at December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as at December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2006 and 2005, and the consolidated statements of income, retained earnings and cash flows for each of the years in the three year period ended December 31, 2006 and our report dated March 22, 2007 expressed an unqualified opinion thereon.

Chartered Accountants

Toronto, Canada,

March 22, 2007.

35    Magna International Inc. 2006 Annual Report – Financial Statements

Magna International Inc.

Consolidated Statements of Income

[U.S. dollars in millions, except per share figures]

Years ended December 31,

	Note	2006	2005	2004

Sales		$24,180	$22,811	$20,653

Costs and expenses
Cost of goods sold		21,211	19,831	17,696
Depreciation and amortization		790	711	598
Selling, general and administrative	16	1,360	1,198	1,186
Interest (income) expense, net	11	(14)	6	26
Equity income		(13)	(8)	(14)
Impairment charges	2	54	131	36
Income from operations before income taxes and minority interest		792	942	1,125
Income taxes	9	264	292	387
Minority interest		—	11	62
Net income		$528	$639	$676

Earnings per Class A Subordinate Voting or Class B Share	4
Basic		$4.86	$5.99	$6.99
Diluted		$4.78	$5.90	$6.95

Cash dividends paid per Class A Subordinate Votingor Class B Share		$1.52	$1.52	$1.48

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year [in millions]:	4
Basic		108.6	106.7	96.7
Diluted		111.4	109.0	97.3

See accompanying notes

Magna International Inc.

Consolidated Statements of Retained Earnings

[U.S. dollars in millions]

Years ended December 31,

	2006	2005	2004

Retained earnings, beginning of year	$3,409	$2,937	$2,404
Net income	528	639	676
Dividends on Class A Subordinate Voting and Class B Shares	(164)	(167)	(143)
Retained earnings, end of year	$3,773	$3,409	$2,937

See accompanying notes

Magna International Inc. 2006 Annual Report – Financial Statements    36

Magna International Inc.

Consolidated Statements of Cash Flows

[U.S. dollars in millions]

Years ended December 31,

	Note	2006	2005	2004

OPERATING ACTIVITIES
Net income		$528	$639	$676
Items not involving current cash flows	5	911	901	805
		1,439	1,540	1,481
Changes in non-cash operating assets and liabilities	5	157	158	(100)
Cash provided from operating activities		1,596	1,698	1,381

INVESTMENT ACTIVITIES
Fixed asset additions		(793)	(848)	(859)
Purchase of subsidiaries	3	(284)	(187)	(417)
Increase in investments and other assets		(99)	(127)	(81)
Proceeds from disposition		65	111	83
Cash used for investment activities		(1,111)	(1,051)	(1,274)

FINANCING ACTIVITIES
Repayments of debt	11	(275)	(329)	(410)
Issues of debt	11	24	49	293
Issues of Class A Subordinate Voting Shares	14	28	20	26
Issues of shares by subsidiaries		—	1	25
Dividends paid to minority interests		—	(1)	(22)
Dividends		(163)	(166)	(142)
Cash used for financing activities		(386)	(426)	(230)

Effect of exchange rate changes on cash
and cash equivalents		104	(58)	114

Net increase (decrease) in cash and cash equivalents
during the year		203	163	(9)
Cash and cash equivalents, beginning of year		1,682	1,519	1,528
Cash and cash equivalents, end of year		$1,885	$1,682	$1,519

See accompanying notes

37     Magna International Inc. 2006 Annual Report – Financial Statements

Magna International Inc.

Consolidated Balance Sheets

[U.S. dollars in millions]

As at December 31,

	Note	2006	2005

ASSETS
Current assets
Cash and cash equivalents		$1,885	$1,682
Accounts receivable		3,629	3,436
Inventories	6	1,437	1,388
Prepaid expenses and other		109	97
		7,060	6,603
Investments	13	151	142
Fixed assets, net	2, 7	4,114	4,124
Goodwill	2, 8	1,096	918
Future tax assets	9	255	208
Other assets	10	478	326
		$13,154	$12,321

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	11	$63	$89
Accounts payable		3,608	3,241
Accrued salaries and wages		453	474
Other accrued liabilities	12	426	394
Income taxes payable	9	135	59
Long-term debt due within one year	11	98	131
		4,783	4,388
Deferred revenue		73	85
Long-term debt	11	605	700
Other long-term liabilities	13	288	241
Future tax liabilities	9	248	342
		5,997	5,756

Shareholders’ equity
Capital stock	14
Class A Subordinate Voting Shares
[issued: 2006 – 108,787,387; 2005 – 108,184,395]		2,505	2,470
Class B Shares
[convertible into Class A Subordinate Voting Shares]
[issued: 2006 – 1,092,933; 2005 – 1,093,983]		—	—
Contributed surplus	15	65	65
Retained earnings		3,773	3,409
Currency translation adjustment	18	814	621
		7,157	6,565
		$13,154	$12,321

Commitments and contingencies [notes 11, 17, 21 and 24]

See accompanying notes

On behalf of the Board:

Director	Chairman of the Board

Magna International Inc. 2006 Annual Report – Financial Statements    38

Magna International Inc.

Notes to Consolidated Financial Statements

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1.                    SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

Magna designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers [“OEMs”] of cars and light trucks in North America, Europe, Asia and South America.

The consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles [“Canadian GAAP”]. These principles are also in conformity, in all material respects, with United States generally accepted accounting principles [“U.S. GAAP”], except as described in note 23 to the consolidated financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”], some of which had a minority interest. The Company accounts for its interests in jointly controlled entities using the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated.

Foreign currency translation

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.

Assets and liabilities of the Company’s operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net investment in these operations are deferred as a separate component of shareholders’ equity. Foreign exchange gains or losses on non-U.S. dollar debt that is designated as a hedge of the Company’s net investment in these operations is also recorded in the separate component of shareholders’ equity. The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders’ equity are reflected in income when there is a reduction, as a result of capital transactions, in the Company’s net investment in the operations that gave rise to such exchange gains and losses.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are reflected in income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed U.S. dollar and euro [“€”] outflows and inflows. Gains and losses on these hedging instruments are recognized in the same period as, and as part of, the hedged transaction. The Company does not enter into foreign exchange contracts for speculative purposes.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

Inventories

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost and net realizable value, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Outsourced tooling inventories are valued at the lower of subcontracted costs and net realizable value.

Investments

The Company accounts for its investments in which it has significant influence on the equity basis. Investments also include long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements pursuant to local tax laws [note 13[b]]. The government securities are recorded at amortized cost.

Long-lived assets

Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2½% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 30% for special purpose equipment.

Definite-lived intangible assets, which have arisen principally through acquisitions, are amortized on a straight-line basis over their estimated useful lives, typically over periods not exceeding five years.

39    Magna International Inc. 2006 Annual Report – Financial Statements

The Company assesses fixed and other long-lived assets [excluding goodwill] for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of the long-lived assets is generally determined using estimated discounted future cash flows.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the assets acquired and liabilities assumed less any subsequent writedowns for impairment. Goodwill is subject to an annual impairment test. Goodwill impairment is evaluated between annual tests upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. The fair value of goodwill is determined using the estimated discounted future cash flows of the reporting unit.

Other assets

Other assets include long-term receivables, which represent the recognized sales value of tooling and design and engineering services provided to customers under certain long-term contracts. The receivables will be paid in full upon completion of the contracts, in instalments or in fixed amounts per vehicle based on forecasted production volumes. In the event that actual production volumes are less than those forecasted, a reimbursement for any shortfall will be made.

Preproduction costs related to long-term supply agreements

Costs incurred in establishing new facilities that require substantial time to reach commercial production capability are expensed as incurred.

Costs incurred [net of customer subsidies] related to design and engineering, which are paid for as part of subsequent production piece price amounts are expensed as incurred unless a contractual guarantee for reimbursement exists.

Costs incurred [net of customer subsidies] related to design and development costs for moulds, dies and other tools that the Company does not own [and that will be used in, and paid for as part of the piece price amount for, subsequent production] are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancellable right to use the moulds, dies and other tools during the supply agreement.

Costs deferred in the above circumstances are included in other assets and amortized on a units-of-production basis to cost of goods sold over the anticipated term of the supply agreement.

Warranty

The Company records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience.

Product liability provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or the customer decides to recall a product due to a known or suspected performance issue, and the Company is required to participate, either voluntarily or involuntarily, to recall a product due to a known or suspected performance issue. Costs typically include the cost of the product being replaced, the customer’s cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, the Company’s estimated cost of the recall is recorded as a charge to earnings in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between the Company and the customer and, in some cases, the extent to which a supplier to the Company will share in the recall cost.

Employee future benefit plans

The cost of providing benefits through defined benefit pensions, lump sum termination and long service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses are recognized in income over the expected average remaining service life of employees. Gains related to plan curtailments are recognized when the event giving rise to the curtailment has occurred. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

Magna International Inc. 2006 Annual Report – Financial Statements    40

Asset retirement obligation

The Company recognizes its obligation to restore leased premises at the end of the lease by recording at lease inception the present value of this obligation as other long-term liabilities with a corresponding amount recognized as fixed assets. The fixed asset amount is amortized, and the liability amount is accreted, over the period from lease inception to the time the Company expects to vacate the premises, resulting in both depreciation and interest charges.

Subordinated debentures

The Company’s subordinated debentures are recorded as debt with the exception of the equity value ascribed to the holders’ option to convert certain of the subordinated debentures into Class A Subordinate Voting Shares, which is recorded as part of shareholders’ equity in contributed surplus. The holders’ conversion options are valued using a residual value approach.

Revenue recognition

Revenue from the sale of manufactured products is recognized when the price is fixed or determinable, collectability is reasonably assured and upon shipment to [or receipt by customers, depending on contractual terms], and acceptance by, customers.

Separately priced tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. Revenues from engineering services and tooling contracts that qualify as separate revenue elements are generally recognized on a percentage of completion basis. Percentage of completion is generally determined based on the proportion of accumulated expenditures to date as compared to total anticipated expenditures.

Revenue and cost of sales, including amounts from separately priced engineering and tooling contracts, are presented on a gross basis in the consolidated statements of income when the Company is acting as principal and is subject to significant risks and rewards in connection with the process of bringing the product to its final state and in the post-sale dealings with its customers. Otherwise, components of revenues and related costs are presented on a net basis. With respect to vehicle assembly sales, where Magna is acting as principal with respect to purchased components and systems, the selling price to the customer includes the costs of such inputs. These programs are accounted for on a full-cost basis under which sales and cost of sales include these input costs. Where third-party components and systems are held on consignment by the Company, the selling price to the customer reflects a value-added assembly fee only and, accordingly, the costs of such consignment inputs are not included in sales and cost of sales.

Government financing

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions in which the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants and tax credits relating to current operating expenditures are generally recorded as a reduction of expense at the time the eligible expenses are incurred. In the case of certain foreign subsidiaries, the Company receives tax super allowances which are paid in cash. The Company also receives loans which are recorded as liabilities in amounts equal to the cash received.

Research and development

Research costs are expensed as incurred and development costs which meet certain criteria where future benefit is reasonably certain are deferred to the extent of their estimated recovery.

Income taxes

The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

No future tax liability is recorded for taxes that could arise on the remittance of the undistributed earnings of foreign subsidiaries as these earnings are considered to be reinvested for the foreseeable future. Taxes are recorded on such foreign undistributed earnings when circumstances change and it becomes apparent that such earnings will be distributed in the foreseeable future.

Stock-based compensation

Effective January 1, 2003, the Company prospectively adopted the fair value method for recognizing compensation expense for stock options granted under its option plans. Under the prospective method of adoption, compensation expense is recognized for stock options granted, modified, or settled after January 1, 2003 based upon the fair value of the options at the grant or modification date. The fair value of the options is recognized over the vesting period of the options as compensation expense in selling, general and administrative expense with a corresponding increase to contributed surplus.

For stock options granted prior to January 1, 2003, the Company continues to use the intrinsic value method unless such options were modified after January 1, 2003.

41    Magna International Inc. 2006 Annual Report – Financial Statements

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside the Company’s control. If other assumptions are used, stock-based compensation expense could be significantly impacted.

As stock options are exercised, the proceeds received on exercise, in addition to the portion of the contributed surplus balance related to those stock options, is credited to Class A Subordinate Voting Shares and contributed surplus is reduced accordingly.

The Company’s restricted stock plans and restricted share unit plans are measured at fair value at the date of grant and amortized to compensation expense from the effective date of the grant to the final vesting date in selling, general and administrative expense with a corresponding increase to contributed surplus. As restricted stock or restricted share units are released under the plans, the portion of the contributed surplus balance relating to the restricted stock or restricted share units is credited to Class A Subordinate Voting Shares and released from contributed surplus.

Earnings per Class A Subordinate Voting or Class B Share

Basic earnings per Class A Subordinate Voting or Class B Share are calculated on net income using the weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the year.

Diluted earnings per Class A Subordinate Voting or Class B Share are calculated on the weighted average number of Class A Subordinate Voting and Class B Shares that would have been outstanding during the year had all the convertible subordinated debentures been exercised or converted into Class A Subordinate Voting Shares at the beginning of the year, or date of issuance, if later. In addition, the weighted average number of Class A Subordinate Voting and Class B Shares used to determine diluted earnings per share includes an adjustment for stock options outstanding using the treasury stock method. Under the treasury stock method:

•             the exercise of options is assumed to be at the beginning of the period [or at the time of issuance, if later];

•             the proceeds from the exercise of options, and the amount of compensation expense measured but not yet recognized in income, are assumed to be used to purchase Class A Subordinate Voting Shares at the average market price during the period; and

•             the incremental number of Class A Subordinate Voting Shares [the difference between the number of shares assumed issued and the number of shares assumed purchased] is included in the denominator of the diluted earnings per share computation.

Class A Subordinate Voting Shares that have not been released under the Company’s restricted stock plan have been excluded in the calculation of basic earnings per share but have been included in the calculation of diluted earnings per share.

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

2.                    GOODWILL AND LONG-LIVED ASSETS

In conjunction with the Company’s annual goodwill impairment analysis and consideration of other indicators of impairment of its long-lived assets at certain operations, the Company has recorded impairment charges as follows:

	2006	2005	2004

[a] Long-lived asset impairments:
Europe	$41	$89	$20
North America	13	21	16

[b] Goodwill impairment:
Europe	—	21	—
	$54	$131	$36

Magna International Inc. 2006 Annual Report – Financial Statements    42

[a]               Long-lived asset impairments

EUROPE

For the year ended December 31, 2006

During 2006, the Company recorded asset impairments of $41 million [$38 million after tax] relating to certain assets and facilities in Germany, Austria, the United Kingdom, Spain and the Czech Republic. Due to recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects, asset impairments were recorded as follows:

Germany (exterior systems)	18
Austria (powertrain systems)	11
United Kingdom (interior systems)	8
Czech Republic (seating systems)	2
Spain (interior systems)	2
$41

For the year ended December 31, 2005

During 2005, the Company recorded asset impairments of $89 million [$63 million after tax] relating to certain assets and facilities including:

In the United Kingdom, Belgium and Germany, the Company identified issues relating to certain exterior systems facilities, including: (i) recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects at certain of these facilities; (ii) uncertain long-term production volumes for the United Kingdom market in general; (iii) excess paint capacity in the European market; and (iv) the resultant rationalization of painting and moulding facilities. As a result, an asset impairment of $80 million was recorded.

The Company also identified an impairment at a closure systems facility in the Czech Republic. Due to recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects, an asset impairment of $8 million was recorded.

For the year ended December 31, 2004

During 2004, the Company identified issues relating to certain exterior systems facilities, including recurring losses that were projected to continue throughout the Company’s business planning period as a result of existing sales levels and limited sales growth prospects relative to certain assets at these facilities. As a result, an asset impairment of $20 million [$15 million after minority interest] was recorded.

NORTH AMERICA

For the year ended December 31, 2006

During 2006, the Company identified issues relating to certain interior systems facilities in the United States, including projected losses throughout the Company’s business planning period as a result of existing and forecasted sales levels. As a result, the Company recorded asset impairments of $13 million [$8 million after tax] relating to certain assets at these facilities.

For the year ended December 31, 2005

During 2005, the Company recorded an asset impairment of $21 million [$14 million after tax] relating to certain assets and facilities.

The Company identified issues relating to an exterior systems facility in Canada, including losses that were projected to be incurred throughout the Company’s business planning period as a result of existing and projected sales levels. As a result, an asset impairment of $12 million was recorded.

The Company also identified issues relating to certain powertrain facilities in the United States, including: (i) ceasing operations at a facility; and (ii) recurring losses that were projected to continue. As a result, asset impairments of $9 million were recorded in respect of certain assets at these facilities.

For the year ended December 31, 2004

During 2004, the Company recorded asset impairments of $16 million [$7 million after tax and minority interest] relating to its plan to cease operations at an exterior systems facility in Canada.

[b]              Goodwill impairment

In conjunction with its annual business planning cycle, the Company completed its goodwill impairment analysis. As a result of this analysis, during 2005 the Company recorded a $21 million goodwill impairment charge related to its exterior systems reporting unit in Europe. This impairment charge was not tax benefited. No goodwill impairment charge was recorded during 2006.

43    Magna International Inc. 2006 Annual Report – Financial Statements

3.                    BUSINESS ACQUISITIONS

Acquisitions in the year ended December 31, 2006

[a]               CTS Fahrzeug-Dachsysteme GmbH, Bietingheim-Bissingen [“CTS”]

On February 2, 2006, Magna acquired CTS, a leading manufacturer of roof systems for the automotive industry. CTS manufactures soft tops, hard tops and modular retractable hard tops. In addition to Porsche, its customers include DaimlerChrysler, Ferrari, Peugeot and General Motors. CTS has six facilities in Europe and two facilities in North America.

The total consideration for the acquisition of CTS amounted to $271 million, consisting of $203 million paid in cash and $68 million of assumed debt.

[b]              Magna Golf Club

On August 25, 2006, the Company acquired the net assets of the Magna Golf Club located in Aurora, Ontario from Magna Entertainment Corp. [“MEC”] for total cash consideration of $46 million [note 20]. The transaction was reviewed by a Special Committee, and approved by the independent members of Magna’s Board of Directors following the unanimous recommendation of the Special Committee.

[c]                Fontana Golf and Sports Club

On November 1, 2006, the Company acquired the net assets of the Fontana Golf and Sports Club located in Oberwaltersdorf, Austria from a subsidiary of MEC for $38 million [€30 million], consisting of $17 million [€13 million] paid in cash and $21 million [€17 million] of assumed debt [note 20]. The transaction was reviewed by a Special Committee, and approved by the independent members of Magna’s Board of Directors following the unanimous recommendation of the Special Committee.

[d]              Other

During 2006, the Company acquired a number of small manufacturing and engineering facilities. Total consideration for these acquisitions amounted to $19 million, consisting of $18 million paid in cash and $1 million of assumed debt.

The following is a summary of the effect on the Company’s consolidated balance sheets of the current year’s acquisitions:

			Fontana
		Magna	Golf and
		Golf	Sports
	CTS	Club	Club	Other	Total

Non-cash working capital	$71	$(2)	$(2)	$2	$69
Fixed assets	25	56	42	13	136
Goodwill	123	—	—	4	127
Other assets	74	—	—	—	74
Deferred revenues	—	(12)	—	—	(12)
Other long-term liabilities	(11)	—	—	—	(11)
Future tax liabilities	(11)	4	(2)	—	(9)
Total purchase price [net of cash acquired]	$271	$46	$38	$19	$374

Comprised of:
Net cash paid	$203	$46	$17	$18	$284
Assumption of bank indebtedness	68	—	21	1	90
	$271	$46	$38	$19	$374

Acquisitions in the year ended December 31, 2005

[a]               Privatizations

In October 2004, Magna announced its proposal to take each of the publicly traded subsidiaries private [the “Privatizations”]. The Privatizations were completed over a three-month period as follows:

Tesma

On February 1, 2005, the shareholders of Tesma International Inc. [“Tesma”] approved a plan of arrangement that became effective on February 6, 2005 under which Magna acquired the outstanding 56% equity interest in Tesma that it did not previously own. Total consideration for the outstanding Class A Subordinate Voting Shares of Tesma not owned by the Company was $613 million, which was satisfied by issuing 6.7 million Magna Class A Subordinate Voting Shares [note 14] and cash of $103 million. In addition, Magna assumed responsibility for the existing stock options of Tesma, resulting in an increase in the purchase price of $17 million, representing the fair value of the stock options assumed. This fair value has been credited to contributed surplus [note 15]. The excess of the purchase price over the Company’s incremental interest in the book value of the assets acquired and liabilities assumed was $270 million, including fixed assets of $50 million, intangible assets of $119 million, goodwill of $155 million and future tax liabilities of $54 million.

Magna International Inc. 2006 Annual Report – Financial Statements    44

Decoma

On February 28, 2005, the shareholders of Decoma International Inc. [“Decoma”] approved a plan of arrangement that became effective on March 6, 2005 under which Magna acquired the outstanding 27% equity interest in Decoma that it did not previously own. Total consideration for the outstanding Class A Subordinate Voting Shares of Decoma not owned by the Company was $239 million, which was satisfied by issuing 2.9 million Magna Class A Subordinate Voting Shares [note 14] and cash of $31 million. In addition, Magna assumed responsibility for the existing stock options of Decoma, resulting in an increase in the purchase price of $2 million, representing the fair value of the stock options assumed. This fair value has been credited to contributed surplus [note 15]. The excess of the purchase price over the Company’s incremental interest in the book value of the assets acquired and liabilities assumed was $78 million, including fixed assets of $29 million, goodwill of $59 million and future tax liabilities of $10 million.

Intier

On March 30, 2005, the shareholders of Intier Automotive Inc. [“Intier”] approved a plan of arrangement that became effective on April 3, 2005 under which Magna acquired the outstanding 15% equity interest in Intier that it did not previously own. Total consideration for the outstanding Class A Subordinate Voting Shares of Intier not owned by the Company was $202 million, which was satisfied by issuing 2.3 million Magna Class A Subordinate Voting Shares [note 14] and cash of $50 million. In addition, Magna assumed responsibility for the existing stock options of Intier, resulting in an increase in the purchase price of $23 million, representing the fair value of the stock options assumed. This fair value has been credited to contributed surplus [note 15]. The excess of the purchase price over the Company’s incremental interest in the book value of the assets acquired and liabilities assumed was $87 million, including fixed assets of $19 million, intangible assets of $40 million, goodwill of $47 million and future tax liabilities of $19 million.

During 2006, the purchase equations for the Privatizations were finalized which resulted in a net change to the Company’s consolidated balance sheets consisting of a decrease in fixed assets of $206 million, increases in other assets and goodwill of $141 million and $45 million, respectively, and a decrease in future tax liabilities of $20 million.

[b]              Other

During 2005, the Company also acquired a number of small manufacturing facilities. The total consideration for these acquisitions amounted to $33 million, consisting of $21 million paid in cash and $12 million of assumed debt.

Acquisitions in the year ended December 31, 2004

[a]                On September 29, 2004, the Company completed the acquisition of the worldwide operations of DaimlerChrysler Corporation’s [“DCC”] wholly owned subsidiary, New Venture Gear, Inc. [“NVG”], a leading supplier of transfer cases and other drivetrain products. Total consideration for the acquisition amounted to $428 million, which was satisfied with a combination of $348 million in cash [net of cash acquired of $3 million] and $80 million in zero-coupon notes payable to DCC, which have a face value of $95 million and are due in December 2008.

The net effect on the Company’s 2004 consolidated balance sheet was increases in non-cash operating assets and liabilities of $55 million, fixed assets of $241 million and goodwill of $132 million. During 2005, the purchase equation for the NVG acquisition was finalized which resulted in a net change to the Company’s consolidated balance sheet consisting of an increase in non-cash operating assets and liabilities of $14 million, a decrease in fixed assets of $17 million, an increase in other assets of $6 million and an increase in future income taxes of $1 million with an offset to goodwill of $4 million. Goodwill was also reduced by an $18 million cash purchase price adjustment received in 2005.

[b]               On January 2, 2004, the Company completed the acquisition of Davis Industries Inc., which produces stamped powertrain components and assemblies at three manufacturing facilities in the United States. Total consideration for the acquisition amounted to $69 million, consisting of $45 million paid in cash and $24 million of assumed debt.

[c]                During 2004, the Company also acquired a number of small manufacturing and engineering facilities. The total consideration for these acquisitions amounted to $102 million, consisting of $69 million paid in cash and $33 million of assumed debt.

The net effect of these acquisitions on the Company’s 2004 consolidated balance sheet was increases in non-cash operating assets and liabilities of $2 million, fixed assets of $52 million, goodwill of $45 million, other assets of $3 million and long-term debt of $33 million. During 2005, the purchase equations for these small acquisitions were finalized, which resulted in a net change to the Company’s consolidated balance sheet consisting of an increase in other assets of $18 million and a decrease in goodwill of $18 million.

Pro forma impact

If the acquisitions completed during 2006 and 2005 occurred on January 1, 2005, the Company’s unaudited pro forma consolidated sales would have been $24.2 billion for the year ended December 31, 2006 [2005 - $23.3 billion] and the unaudited pro forma consolidated net income would have been $524 million [2005 - $637 million].

45    Magna International Inc. 2006 Annual Report – Financial Statements

4.                    EARNINGS PER SHARE

Earnings per share are computed as follows:

	2006	2005	2004

Basic earnings per Class A Subordinate Voting or Class B Share:

Net income	$528	$639	$676

Average number of Class A Subordinate Voting and
Class B Shares outstanding during the year	108.6	106.7	96.7

Basic earnings per Class A Subordinate Voting
or Class B Share	$4.86	$5.99	$6.99

Diluted earnings per Class A Subordinate Voting or Class B Share:

Net income available to Class A Subordinate Voting
and Class B Shareholders	$528	$639	$676
Adjustment [net of related tax effect]:
Interest on Convertible Subordinated Debentures	5	4	—
	$533	$643	$676

Average number of Class A Subordinate Voting and
Class B Shares outstanding during the year	108.6	106.7	96.7
Adjustments
Stock options and restricted stock	1.7	1.4	0.6
Convertible Subordinated Debentures	1.1	0.9	—
	111.4	109.0	97.3

Diluted earnings per Class A Subordinate Voting
or Class B Share	$4.78	$5.90	$6.95

Diluted earnings per Class A Subordinate Voting or Class B Share exclude Class A Subordinate Voting Shares issuable, only at the Company’s option, to settle the 7.08% Subordinated Debentures. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption.

Diluted earnings per Class A Subordinate Voting or Class B Share also exclude 3.7 million [2005 - 3.6 million; 2004 - 2.2 million] Class A Subordinate Voting Shares issuable under the Company’s Incentive Stock Option Plan because these options were not ‘in-the-money’.

5.                    DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]                Items not involving current cash flows:

	2006	2005	2004

Depreciation and amortization	$790	$711	$598
Goodwill and long-lived asset impairments	54	131	36
Equity income	(13)	(8)	(14)
Minority interest	—	11	62
Future income taxes and non-cash portion of current taxes	(92)	(12)	79
Other non-cash charges	172	68	44
	$911	$901	$805

[b]               Changes in non-cash operating assets and liabilities:

	2006	2005	2004

Accounts receivable	$14	$(280)	$(313)
Inventories	60	(83)	(82)
Prepaid expenses and other	15	11	21
Accounts payable, accrued salaries and wages and other accrued liabilities	62	510	293
Income taxes payable	35	(20)	(11)
Deferred revenue	(29)	20	(8)
	$157	$158	$(100)

Magna International Inc. 2006 Annual Report – Financial Statements    46

6.                    INVENTORIES

Inventories consist of:

	2006	2005

Raw materials and supplies	$552	$449
Work-in-process	214	208
Finished goods	240	201
Tooling and engineering	431	530
	$1,437	$1,388

Tooling and engineering inventory represents costs incurred on separately priced tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

7.                    FIXED ASSETS

Fixed assets consist of:

	2006	2005

Cost
Land	$175	$92
Buildings	748	623
Machinery and equipment	7,314	6,895
Construction in progress	323	344
	8,560	7,954
Accumulated depreciation
Buildings	(244)	(196)
Machinery and equipment	(4,202)	(3,634)
	$4,114	$4,124

8.                    GOODWILL

Goodwill consists of:

	2006	2005

Balance, beginning of year	$918	$747
Acquisitions [note 3]	172	197
Impairment [note 2]	—	(21)
Foreign exchange and other	6	(5)
	$1,096	$918

9.                    INCOME TAXES

[a]                The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2006	2005	2004

Canadian statutory income tax rate	36.1%	36.1%	36.1%
Manufacturing and processing profits deduction	(1.4)	(1.2)	(1.0)
Foreign rate differentials	(10.4)	(6.8)	(4.6)
Losses not benefited	7.5	2.9	3.3
Earnings of equity investees	(0.7)	(0.3)	(0.4)
Reduction in enacted tax rates	(1.3)	—	(0.5)
Income tax settlement	2.9	—	—
Other	0.6	0.3	1.5
Effective income tax rate	33.3%	31.0%	34.4%

47    Magna International Inc. 2006 Annual Report – Financial Statements

[b]               The details of income before income taxes and minority interest by jurisdiction are as follows:

	2006	2005	2004

Canadian	$631	$638	$650
Foreign	161	304	475
	$792	$942	$1,125

[c]                The details of the income tax provision are as follows:

	2006	2005	2004

Current provision
Canadian federal taxes	$172	$137	$146
Provincial taxes	94	74	74
Foreign taxes	95	116	116
	361	327	336

Future provision
Canadian federal taxes	(20)	12	(4)
Provincial taxes	(7)	7	(2)
Foreign taxes	(70)	(54)	57
	(97)	(35)	51
	$264	$292	$387

[d]               Future income taxes have been provided on temporary differences, which consist of the following:

	2006	2005	2004

Book amortization in excess of tax amortization	$(26)	$—	$(11)
Tax depreciation (less than) in excess of book depreciation	(23)	(38)	16
Net tax losses (benefited) utilized	(22)	(8)	48
Liabilities currently not deductible for tax	(16)	6	25
Increase (reduction) in enacted tax rates	(10)	1	(6)
Tax deferred income	1	1	(19)
Other	(1)	3	(2)
	$(97)	$(35)	$51

[e]                Future tax assets and liabilities consist of the following temporary differences:

	2006	2005

Assets
Tax benefit of loss carryforwards
Pre-acquisition	$63	$57
Post acquisition	288	217
Other liabilities	81	59
Tax credit carryforward	48	35
Other	39	29
	519	397
Valuation allowance against tax benefit of loss carryforwards
Pre-acquisition	(56)	(51)
Post acquisition	(186)	(138)
Other valuation allowance	(22)	—
	$255	$208

Liabilities
Tax depreciation in excess of book depreciation	$244	$310
Other assets book value in excess of tax value	4	32
	$248	$342

Magna International Inc. 2006 Annual Report – Financial Statements    48

[f]                 During 2006, the Company recorded a future income tax benefit of $10 million related to decreases in enacted tax rates in Canada and certain foreign jurisdictions. During 2004, the Company recorded a future income tax benefit of $6 million related to decreases in enacted tax rates in foreign jurisdictions.

[g]               Income taxes paid in cash were $295 million for the year ended December 31, 2006 [2005 - $301 million; 2004 - $262 million].

[h]               At December 31, 2006, the Company had income tax loss carryforwards of $771 million which relate to certain foreign subsidiaries, including $164 million of losses obtained on acquisitions, the tax benefits of which have not been recognized in the consolidated financial statements. Of the total losses, $253 million expire between 2007 and 2026 and the remainder have no expiry date.

10.              OTHER ASSETS

Other assets consist of:

	2006	2005

Long-term receivables [a]	$81	$116
Preproduction costs related to long-term supply agreements
with contractual guarantee for reimbursement	98	101
Patents and licenses	75	40
Other [note 3]	224	69
	$478	$326

[a]                Long-term receivables are reflected net of outstanding borrowings from a customer’s finance subsidiary of $52 million [2005 - $59 million] since the Company has a legal right of set-off of its long-term receivable against such borrowings and intends to settle the related amounts simultaneously.

11.              DEBT AND COMMITMENTS

[a]                The Company’s long-term debt, which is substantially uncollateralized, consists of the following:

	2006	2005

Senior unsecured zero-coupon notes at a weighted average interest rate
of approximately 4.5%, denominated in Canadian dollars [c]	$245	$281
Senior unsecured notes payable at a weighted average interest rate of approximately 4%
- denominated in U.S. dollars	88	135
- denominated in Canadian dollars	—	51
7.08% subordinated debentures denominated in euros [d]	132	118
6.5% subordinated debentures denominated in Canadian dollars [e]	85	84
Government loans at a weighted average interest rate of approximately 2%, denominated primarily in euros	55	64
Other	98	98
	703	831
Less due within one year	98	131
	$605	$700

[b]               Future principal repayments on long-term debt are estimated to be as follows:

2007	$98
2008	313
2009	149
2010	99
2011	8
Thereafter	36
$703

[c]                In connection with the NVG acquisition, the Company issued five series of senior unsecured zero-coupon notes. The remaining notes, which mature at various dates to December 2008 have an aggregate amount due at maturity of Cdn $305 million.

[d]               On September 21, 1999, the Company issued €100 million of 7.08% junior unsecured subordinated debentures which mature on September 30, 2009. These subordinated debentures are not redeemable except in the event of certain adverse changes in tax legislation. Upon maturity, the Company may at its option satisfy the amounts payable by issuing to the holders Class A Subordinate Voting Shares of the Company, based on a weighted average trading price of Class A Subordinate Voting Shares, provided that there is no continuing event of default.

49    Magna International Inc. 2006 Annual Report – Financial Statements

[e]                On March 27, 2003, the Company issued Cdn $100 million of 6.5% Convertible Subordinated Debentures which mature on March 31, 2010. The Subordinated Debentures are convertible at any time into the Company’s Class A Subordinate Voting Shares at a fixed conversion price of Cdn $91.19. All or part of the Convertible Subordinated Debentures are redeemable at the Company’s option between March 31, 2007 and March 31, 2008 if the weighted average trading price of the Company’s Class A Subordinate Voting Shares is not less than Cdn $113.99 for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given. Subsequent to March 31, 2008, all or part of the Convertible Subordinated Debentures are redeemable at the Company’s option at any time. On redemption or maturity, the Company will have the option of retiring the Convertible Subordinated Debentures with Class A Subordinate Voting Shares and in addition, the Company may elect from time to time to issue and deliver freely tradable Class A Subordinate Voting Shares to a trustee in order to raise funds to satisfy the obligation to pay interest on the Convertible Subordinated Debentures.

[f]                 On October 12, 2005, the Company completed a five-year revolving term facility. In October 2006, the facility was extended for an additional one year expiring on October 12, 2011. The facility has a North American tranche of $1.57 billion, a European tranche of €300 million and an Asian tranche of $50 million.

In addition to its cash resources of $1.9 billion, at December 31, 2006, the Company had term and operating lines of credit totalling $2.0 billion, of which $1.8 billion was unused and available.

Under the terms of the Company’s operating and term credit agreements, it is permitted to make use of banker’s acceptances and commercial paper to borrow at effective interest rates which are, from time to time, lower than those charged under the bank lines of credit.

[g]               Interest expense, net includes:

	2006	2005	2004

Interest expense
Current	$10	$22	$14
Long-term	40	38	47
	50	60	61
Interest income	(64)	(54)	(35)
Interest (income) expense, net	$(14)	$6	$26

[h]               Interest paid in cash was $36 million for the year ended December 31, 2006 [2005 - $44 million; 2004 - $45 million].

[i]                  At December 31, 2006, the Company had commitments under operating leases with MI Developments Inc. [“MID”] [note 20] and third parties requiring annual rental payments as follows:

		Third
	MID	parties	Total
2007	$145	$126	$271
2008	146	107	253
2009	142	86	228
2010	141	74	215
2011	140	62	202
Thereafter	415	182	597
	$1,129	$637	$1,766

For the year ended December 31, 2006, operating lease expense was $286 million [2005 - $248 million; 2004 - $260 million], of which $153 million relates to MID [2005 - $144 million; 2004 - $128 million].

12.              WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2006	2005

Balance, beginning of year	$96	$57
Expense, net	9	71
Settlements	(27)	(21)
Acquisition	6	—
Foreign exchange and other	10	(11)
	$94	$96

Magna International Inc. 2006 Annual Report – Financial Statements    50

13.              OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2006	2005	2004

Defined Benefit Pension Plans [a]	$35	$31	$29
Termination and Long Service Arrangements [b]	157	129	137
Retirement Medical Benefits Plan [c]	69	56	48
Asset retirement obligation	27	25	26
	$288	$241	$240

[a]               Defined Benefit Pension Plans

The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. European defined benefit pension plans, other than in the United Kingdom, are unfunded.

Certain defined benefit pension plans in the United States were frozen at December 31, 2004 and no further benefits will accrue under these plans. As a result, a curtailment gain of $29 million was recorded in cost of goods sold during 2004.

All pension plans are funded to at least the minimum legal funding requirements.

The weighted average of significant actuarial assumptions adopted in measuring the Company’s obligations and costs are as follows:

	2006	2005	2004

Projected benefit obligation
Discount rate	5.3%	5.2%	5.6%
Rate of compensation increase	3.3%	3.5%	3.4%

Net periodic benefit cost
Discount rate	5.1%	5.5%	5.8%
Rate of compensation increase	3.0%	3.2%	3.4%
Expected return on plan assets	7.7%	7.7%	7.8%

51    Magna International Inc. 2006 Annual Report – Financial Statements

Information about the Company’s defined benefit pension plans is as follows:

	2006	2005	2004

Projected benefit obligation
Beginning of year	$234	$195	$243
Current service and interest costs	37	33	36
Actuarial losses and changes in actuarial assumptions	1	18	5
Benefits paid	(8)	(6)	(6)
Acquisitions (divestitures)	9	—	(57)
Effect of curtailment	—	(4)	(34)
Currency translation	9	(2)	8
End of year	$282	$234	$195

Plan assets at fair value
Beginning of year	$185	$158	$164
Return on plan assets	20	20	13
Employer contributions	30	14	16
Benefits paid	(8)	(6)	(6)
Divestitures	—	—	(35)
Currency translation	5	(1)	6
End of year	$232	$185	$158

Unfunded amount	$50	$49	$37
Unrecognized actuarial losses	(15)	(18)	(8)
Net amount recognized in the consolidated balance sheets	$35	$31	$29

Net periodic benefit cost (income)
Current service and interest costs	$37	$33	$36
Return on plan assets	(14)	(10)	(7)
Actuarial gains	—	(1)	(1)
Curtailment gain	—	(2)	(29)
Net periodic benefit cost (income)	$23	$20	$(1)

[b]              Termination and Long Service Arrangements

Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

All lump sum termination and long service payment arrangements are unfunded. However, pursuant to local tax laws, Austrian subsidiaries hold long-term government securities in connection with their unfunded obligations. Such assets amounted to $11 million at December 31, 2006 [2005 - $26 million] and are included in investments on the Company’s consolidated balance sheet.

The weighted average of significant actuarial assumptions adopted in measuring the Company’s projected termination and long service benefit obligations and net periodic benefit cost are as follows:

	2006	2005	2004

Discount rate	4.5%	4.5%	5.0%
Rate of compensation increase	2.9%	3.0%	3.9%

Magna International Inc. 2006 Annual Report – Financial Statements    52

Information about the Company’s termination and long service arrangements is as follows:

	2006	2005	2004

Projected benefit obligation
Beginning of year	$144	$151	$131
Current service and interest costs	18	15	16
Actuarial losses and changes in actuarial assumptions	11	5	3
Benefits paid	(8)	(9)	(10)
Currency translation	16	(18)	11
End of year	$181	$144	$151

Unfunded amount	$181	$144	$151
Unrecognized actuarial losses	(24)	(15)	(14)
Net amount recognized in the consolidated balance sheets	$157	$129	$137

Net periodic benefit cost
Current service and interest costs	$18	$15	$16
Actuarial losses	1	2	1
Net periodic benefit cost	$19	$17	$17

[c]                Retirement Medical Benefits Plan

The Company sponsors a retirement medical benefits plan covering eligible employees and retirees. Retirees age 60 or older with 10 or more years of service are eligible for benefits, and existing retirees as at August 1, 2000 that meet the above criteria are also eligible for benefits. Benefits are capped based on years of service.

The weighted average discount rate used in measuring the Company’s projected retirement medical benefit obligations and net periodic benefit cost are as follows:

	2006	2005	2004

Retirement medical benefit obligations	5.4%	5.5%	6.0%
Net periodic benefit cost	5.4%	5.8%	6.0%
Health care cost inflation	10.0%	10.0%	10.0%

Information about the Company’s retirement medical benefits plan is as follows:

	2006	2005	2004

Projected benefit obligation
Beginning of year	$90	$74	$61
Current service and interest costs	13	9	7
Actuarial losses and changes in actuarial assumptions	3	13	2
Benefits paid	(2)	(3)	(4)
Special termination benefit	—	(4)	—
Acquisitions	—	—	6
Currency translation	—	1	2
End of year	$104	$90	$74

Unfunded amount	$104	$90	$74
Unrecognized past service obligation	(12)	(13)	(17)
Unrecognized actuarial losses	(23)	(21)	(9)
Net amount recognized in the consolidated balance sheets	$69	$56	$48

Net periodic benefit cost
Current service and interest costs	$13	$9	$7
Special termination benefits	—	(1)	—
Past service cost amortization	1	1	1
Net periodic benefit cost	$14	$9	$8

The effect of a one-percentage point increase or decrease in health care trend rates would not have a significant impact on the Company’s income as the majority of benefits are based on a defined dollar amount. The defined dollar amount is not expected to change based on changes in costs for health care.

53    Magna International Inc. 2006 Annual Report – Financial Statements

[d]              Future Benefit Payments

		Termination
	Defined	and Long
	Benefit	Service	Retirement
	Pension Plan	Arrangements	Medical	Total

Expected employer contributions - 2007	$10	$—	$2	$12

Expected benefit payments
2007	$6	$6	$2	$14
2008	6	6	2	14
2009	7	6	2	15
2010	7	7	2	16
2011	8	8	2	18
Thereafter	53	51	15	119
	$87	$84	$25	$196

[e]                Plan Assets

The asset allocation of the Company’s defined benefit pension plans at December 31, 2006 and 2005, and the target allocation for 2007 is as follows:

	2007	2006	2005

Equity securities	50 - 75%	68%	67%
Fixed income securities	5 - 45%	32%	32%
Cash and cash equivalents	0 - 40%	—	1%
	100%	100%	100%

The expected rate of return on plan assets was determined by considering the Company’s current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

14.              CAPITAL STOCK

[a]                The Company’s authorized, issued and outstanding capital stock is as follows:

Preference shares – issuable in series –

The Company’s authorized capital stock includes 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding.

Class A Subordinate Voting Shares and Class B Shares –

Class A Subordinate Voting Shares without par value [unlimited amount authorized] have the following attributes:

[i]                 Each share is entitled to one vote per share at all meetings of shareholders.

[ii]              Each share shall participate equally as to dividends with each Class B Share.

Class B Shares without par value [authorized – 1,412,341] have the following attributes:

[i]                 Each share is entitled to 500 votes per share at all meetings of shareholders.

[ii]              Each share shall participate equally as to dividends with each Class A Subordinate Voting Share.

[iii]           Each share may be converted at any time into a fully-paid Class A Subordinate Voting Share on a one-for-one basis.

In the event that either the Class A Subordinate Voting Shares or the Class B Shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class.

Magna International Inc. 2006 Annual Report – Financial Statements    54

[b]               Changes in the Class A Subordinate Voting Shares and Class B Shares consist of the following [number of shares in the following table are expressed in whole numbers]:

	Class A
	Subordinate Voting		Class B
	Number of	Stated	Number of	Stated
	shares	value	shares	value

Issued and outstanding
at December 31, 2003	95,310,518	1,587	1,096,509	—
Issued under the Dividend
Reinvestment Plan [i]	5,259	—
Issued for cash under the
Incentive Stock Option Plan	532,074	27
Conversion of Class B Shares to
Class A Subordinate Voting Shares	2,526	—	(2,526)	—
Repurchase of Class A Subordinate
Voting Shares [ii]	—	(4)
Issued and outstanding
at December 31, 2004	95,850,377	1,610	1,093,983	—
Issued on privatization of Tesma	6,687,709	510
Issued on privatization of Decoma	2,854,400	208
Issued on privatization of Intier	2,332,748	152
Exchange of subsidiary restricted
stock for Magna restricted stock [ii]	—	(27)
Issued under the Dividend
Reinvestment Plan [i]	15,472	1
Issued for cash under the
Incentive Stock Option Plan	443,689	31
Repurchase of Class A Subordinate
Voting Shares [ii]	—	(15)
Issued and outstanding
at December 31, 2005	108,184,395	2,470	1,093,983	—
Issued under the Dividend
Reinvestment Plan [i]	14,033	1
Issued for cash under the
Incentive Stock Option Plan	587,909	40
Repurchase of Class A Subordinate
Voting Shares [ii]	—	(6)
Conversion of Class B Shares to
Class A Subordinate Voting Shares	1,050	—	(1,050)	—
Issued and outstanding
at December 31, 2006	108,787,387	2,505	1,092,933	—

[i]                 The Company has a Dividend Reinvestment Plan whereby shareholders have the option to receive their dividends in the form of Class A Subordinate Voting Shares in lieu of cash.

[ii]              At December 31, 2006, 958,688 [2005 - 878,281] Magna Class A Subordinate Voting Shares, which were purchased at a cumulative cost of $57 million [2005 - $51 million], have been awarded on a restricted basis to certain executives. Since this stock has not been released to the executives, it has been reflected as a reduction in the stated value of the Company’s Class A Subordinate Voting Shares.

[c]                The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at March 16, 2007 were exercised or converted:

Class A Subordinate Voting and Class B Shares	109,954,402
Subordinated Debentures	1,096,589
Stock options [note 16]	4,005,861
115,056,852

The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company’s option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures. The number of Class A Subordinate Voting Shares issuable at the Company’s option is dependent on the trading price of the Class A Subordinate Voting Shares at the time the Company elects to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

The above amounts also exclude Class A Subordinate Voting Shares issuable, only at the Company’s option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

55    Magna International Inc. 2006 Annual Report – Financial Statements

15.              CONTRIBUTED SURPLUS

Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and credited to Class A Subordinate Voting Shares, the accumulated restricted stock compensation expense and the value of the holders conversion option. The following is a continuity schedule of contributed surplus:

	2006	2005

Stock-based compensation
Balance, beginning of year	$62	$16
Stock-based compensation expense	12	12
Exercise of options	(12)	(11)
Impact of Privatizations [note 3]	—	45
Balance, end of year	62	62
Holders conversion option [note 11]	3	3
	$65	$65

16.              STOCK-BASED COMPENSATION

[a]                Under the amended and restated Incentive Stock Option Plan, the Company may grant options to purchase Class A Subordinate Voting Shares to full-time employees, outside directors or consultants of the Company. The maximum number of shares that can be reserved for issuance under the option plan is 6.0 million shares. The number of unoptioned shares available to be reserved at December 31, 2006 was 1.0 million [2005 - 1.0 million]. All options granted are for a term of seven years from the grant date except for the options granted prior to December 2003, which are for a term of 10 years from the grant date. Options issued generally vest 20% on the date of the grant and 20% on each subsequent December 31 thereafter. All options allow the holder to purchase Class A Subordinate Voting Shares at a price equal to or greater than the closing market price of such shares on the date prior to the date of the grant.

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	Options outstanding
		Weighted
		average	Number
	Number	exercise	of options
	of options	price	exercisable

Outstanding at December 31, 2003	3,046,450	Cdn $82.31	1,991,950
Granted	115,000	101.28	—
Exercised	(532,074)	69.49	(532,074)
Cancelled	(15,000)	84.45	(12,000)
Vested	—	—	595,000
Outstanding at December 31, 2004	2,614,376	Cdn $85.74	2,042,876
Assumed on Privatizations [note 3]	2,430,420	61.56	1,838,356
Granted	35,000	85.75	—
Exercised	(443,689)	59.57	(443,689)
Cancelled	(36,068)	90.07	(10,461)
Vested	—	—	689,022
Outstanding at December 31, 2005	4,600,039	Cdn $75.46	4,116,104
Granted	115,000	87.80	—
Exercised	(587,909)	62.70	(587,909)
Cancelled	(39,881)	94.71	(30,530)
Vested	—	—	313,671
Outstanding at December 31, 2006	4,087,249	Cdn$77.45	3,811,336

Magna International Inc. 2006 Annual Report — Financial Statements     56

[b]               At December 31, 2006, the outstanding options consist of [number of options in the table below are expressed in whole numbers]:

	Options outstanding
		Remaining	Number
	Number	contractural	of options
Exercise Price [c]	of options	life [years]	exercisable

Less than $45	7,700	2.6	7,700
$45 to $55	1,102,857	4.4	1,065,219
$55 to $65	537,600	3.0	537,600
$65 to $75	161,360	5.3	120,616
$75 to $85	503,481	3.6	491,054
$85 to $95	278,973	3.5	182,869
$95 to $105	1,217,500	5.0	1,177,500
$105 to $115	240,000	6.9	191,000
Over $115	37,778	5.5	37,778
	4,087,249		3,811,336
Weighted average exercise price	Cdn $77.45		Cdn $76.91

[c]                The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

	2006	2005	2004

Risk-free interest rate	3.99%	3.24%	3.04%
Expected dividend yield	2.05%	2.18%	1.70%
Expected volatility	23%	23%	32%
Expected time until exercise	4 years	2 years	4 years

Weighted average fair value of options granted or modified in year (Cdn$)	$14.89	$18.48	$28.64

Compensation expense recorded in selling, general and administrative expenses	$5	$11	$15

During the year ended December 31, 2004, option agreements with certain former employees of the Company were modified which resulted in a one-time charge to compensation expense of $12 million. This charge represents the remaining measured but unrecognized compensation expense related to the options granted during 2003, and the fair value at the date of modification of all options that were granted prior to January 1, 2003.

[d]               The Company has awarded to certain executives an entitlement to Class A Subordinate Voting Shares in the form of restricted stock. Such shares become available to the executives, subject to acceleration on death and disability, after an approximate four-year holding period, provided certain conditions are met, and are to be released in equal amounts over a 10-year period, subject to forfeiture under certain circumstances. During 2006, $7 million [2005 - $4 million; 2004 - $3 million] has been charged to compensation expense relating to these restricted stock arrangements. At December 31, 2006, unamortized compensation expense related to the restricted stock arrangements was $42 million [2005 - $43 million] and has been presented as a reduction of shareholders’ equity.

During 2004, the Company has awarded 112,072 Restricted Share Units to an executive, each of which is equivalent to one Magna Class A Subordinate Voting Share. Such Restricted Share Units will be released to the executive, subject to acceleration on death and disability, after an approximate five-year holding period, provided certain conditions are met, and are to be released in equal amounts over a 10-year period, subject to forfeiture under certain circumstances. Upon the release of all or any portion of the Restricted Share Units, the executive shall be entitled to receive one Class A Subordinate Voting Share for every Restricted Share Unit released.

[e]                In a number of different circumstances, the Company has awarded restricted stock units (“RSUs”) to certain executives and other employees as part of the Company’s executive compensation program. These RSUs are notional units, each of which is equivalent to one Magna Class A Subordinate Voting Share. In most cases, the RSUs are redeemable solely at the Company’s option, either by delivery of the specified number of Class A Subordinate Voting Shares or the cash value on the redemption date (based on the 20-day weighted average trading price of Magna Class A Subordinate Voting Shares on the NYSE for the applicable period). Redemption of the RSUs generally occurs on December 15 of the second year after the date of grant, subject to earlier redemption or cancellation in specified circumstances. In some cases, RSUs are subject to vesting and other conditions. In some cases, dividend equivalents on the RSUs are paid to the grantees quarterly.

57     Magna International Inc. 2006 Annual Report – Financial Statements

17.     FINANCIAL INSTRUMENTS

[a]     Foreign exchange contracts

At December 31, 2006, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Canadian and U.S. dollars contracts represent the significant commitments as follows:

	For Canadian dollars				For U.S. dollars
	U.S.	Weighted		Weighted		Weighted
	dollar	average	Euro	average	Euro	average
Buy (Sell)	amount	rate	amount	rate	amount	rate

2007	$318	1.1937	€23	1.5171	€24	1.2725
2007	(426)	1.1674	(190)	1.5429	(21)	1.3043
2008	155	1.1755	12	1.5755	1	1.3181
2008	(113)	1.1523	(53)	1.6336	(13)	1.3133
2009	76	1.1383	9	1.6045	—	—
2009	—	—	(31)	1.6601	(9)	1.3305
2010	17	1.0979	1	1.4625	—	—
2010	—	—	(3)	1.4686	(5)	1.3481
2011	—	—	(11)	1.4791	—	—
	$27		€(243)		€(23)

Based on forward foreign exchange rates as at December 31, 2006 for contracts with similar remaining terms to maturity, the unrecognized gains and losses relating to the Company’s foreign exchange forward contracts are approximately $44 million and $42 million, respectively. If the Company’s forward exchange contracts ceased to be effective as hedges, for example, if projected net foreign cash inflows declined significantly, previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in income at the time this condition was identified.

[b]     Natural gas swap contracts

The Company uses natural gas swap contracts to manage the cash flow risk of a portion of its forecasted natural gas purchases in Canada over the period to December 2010. Swaps outstanding at December 31, 2006 have a total volume of approximately 4,381,000 gigajoules [“GJ”] with a fixed price range of between $7.74 per GJ and $7.99 per GJ. The net settlements under the natural gas swap contracts are recognized in the same periods as, and as part of, the hedged transaction. The Company does not enter into natural gas swap contracts for speculative purposes.

The unrecognized losses on these natural gas swap contracts at December 31, 2006 is $7 million.

[c]     Fair value

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and other accrued liabilities.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Investments

Fair value information is not readily available. However, management believes the market value to be in excess of the carrying value of investments.

Long-term debt

The fair values of the Company’s long-term debt, based on current rates for debt with similar terms and maturities, are not materially different from their carrying values.

[d]     Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and foreign exchange forward contracts with positive fair values.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry. These accounts receivable are subject to normal industry credit risks.

Magna International Inc. 2006 Annual Report – Financial Statements      58

Cash and cash equivalents, which consists of short-term investments, including commercial paper, are only invested in governments and corporations with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in any one government or corporation.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

[e]                Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In addition, the Company’s exposure to interest rate risk on fixed rate long-term instruments is also reduced given the minimum periods to redemption with respect to the subordinated debentures.

18.              CURRENCY TRANSLATION ADJUSTMENT

Unrealized currency translation adjustments, which arise on the translation to U.S. dollars of assets and liabilities of the Company’s self-sustaining foreign operations, resulted in an unrealized currency translation gain of $193 million during the year ended December 31, 2006 [2005 - loss of $151 million; 2004 - gain of $233 million]. The unrealized gain in 2006 and 2004 resulted primarily from the strengthening of the euro, British pound and the Canadian dollar, all against the U.S. dollar. The unrealized loss in 2005 related primarily from the weakening of the euro and British pound partially offset by the strengthening of the Canadian dollar, all against the U.S. dollar.

19.              INTERESTS IN JOINTLY CONTROLLED ENTITIES

The following is the Company’s combined proportionate share of the major components of the financial statements of the jointly controlled entities in which the Company has an interest [before eliminations]:

Balance Sheets

	2006	2005

Current assets	$220	$200

Long-term assets	$53	$52

Current liabilities	$121	$86

Long-term liabilities	$43	$43

Statements of Income

	2006	2005	2004

Sales	$732	$678	$658
Cost of goods sold, expenses and income taxes	651	604	619
Net income	$81	$74	$39

Statements of Cash Flows

	2006	2005	2004

Cash provided from (used for):
Operating activities	$115	$101	$85

Investment activities	$(9)	$(17)	$(1)

Financing activities	$(107)	$(58)	$(92)

The Company’s share of equity in the jointly controlled entities includes undistributed earnings of $83 million [2005 - $46 million].

59     Magna International Inc. 2006 Annual Report – Financial Statements

20.              TRANSACTIONS WITH RELATED PARTIES

Mr. Stronach, Magna’s Chairman of the Board, and three members of his family are trustees of the Stronach Trust. The Stronach Trust controls Magna through the right to direct the votes attaching to 67% of Magna’s Class B Shares and also controls MID and therefore MEC, through the right to direct the votes attaching to 66% of MID’s Class B Shares. Various land and buildings used in Magna’s operations are leased from MID under operating lease agreements, which are effected on normal commercial terms [note 11]. Lease expense included in the consolidated statements of income with respect to MID for the year ended December 31, 2006 was $153 million [2005 - $144 million; 2004 - $128million]. Included in accounts payable are trade amounts owing to MID and its subsidiaries in the amount of $2 million [2005 - $2 million].

On March 31, 2006, the Company purchased a real estate property located in the United States from MEC for a total purchase price of $6 million.

Prior to the Company’s acquisitions of the Magna Golf Club and Fontana Golf and Sports Club from MEC [note 3], the Company had agreements with MEC for the use of the golf course and clubhouse meeting, dining and other facilities for annual payments of Cdn $5.0 million and €2.5 million, respectively. The expense included in the consolidated statements of income with respect to these agreements for the year ended December 31, 2006 was $6 million [2005 - $7 million; 2004 - $7 million].

The Company has agreements with affiliates of the Chairman of the Board for the provision of business development and consulting services. In addition, the Company has an agreement with the Chairman of the Board for the provision of business development and other services. The aggregate amount expensed under these agreements with respect to the year ended December 31, 2006 was $27 million [2005 - $33 million; 2004 - $40 million].

During 2004, MID provided project management services to the Company in connection with the construction of a new plant. In December 2004, the land and building for this plant were sold to MID for $46 million and the assumption of related development liabilities of $12 million, representing the Company’s cost of these assets. The land and building were then leased back under a 17-year operating lease.

During the year ended December 31, 2006, trusts, which exist to make orderly purchases of the Company’s shares for employees either for transfer to the Employee Equity and Profit Participation Program or to recipients of either bonuses or rights to purchase such shares from the trusts, borrowed up to $77 million [2005 - $51 million; 2004 - $29 million] from the Company to facilitate the purchase of Class A Subordinate Voting Shares. At December 31, 2006, the trusts’ indebtedness to the Company was $35 million [2005 - $21 million].

21.              CONTINGENCIES

[a]                In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

•             breach of fiduciary duty by the Company and two of its subsidiaries;

•             breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•             the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•             a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s  sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•             oppression by the defendants.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn $3.5 billion. The Company has filed an amended Statement of Defence and Counterclaim. Document production is being completed and examinations for discovery have commenced. The Company intends to continue to vigorously defend this case. At this time, notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage. Notwithstanding this and the difficulty in predicting final outcomes, management believes that the ultimate resolution of these claims will not have a material adverse effect on the consolidated financial position of the Company.

[b]               In June 2004, Intier was served with a statement of claim issued in the Ontario Superior Court of Justice by C-MAC Invotronics Inc., a subsidiary of Solectron Corporation. The plaintiff is a supplier of electro-mechanical and electronic automotive parts and components to Intier. The statement of claim alleges, among other things:

•             improper use by Intier of the plaintiff’s confidential information and technology in order to design and manufacture certain automotive parts and components; and

Magna International Inc. 2006 Annual Report – Financial Statements      60

•               breach of contract related to a failure by Intier to fulfill certain preferred sourcing obligations arising under a strategic alliance agreement as well as follow a certain re-pricing mechanism set forth in a long-term supply agreement, in each case signed by the parties at the time of the Company’s disposition of the Invotronics business division to the plaintiff in September 2000.

The plaintiff is seeking, among other things, compensatory damages in the amount of Cdn $250 million and punitive damages in the amount of Cdn $10 million and an accounting of profits. Intier filed a Statement of Defence and Counterclaim for misrepresentation, breach of contract, conspiracy and interfering with economic interests. The parties are currently engaged in discoveries and the case has been set down for trial in October 2008. Despite the early stages of the litigation, management believes it has valid defenses to the plaintiff’s claims and therefore intends to continue to vigorously defend this case.

[c]                The Company and/or its subsidiaries Magna Donnelly and Intier have been named with Ford Motor Company as defendants in class action proceedings in the Ontario Superior Court of Justice as well as state courts in North Carolina and Florida as a result of Magna Donnelly’s role as a supplier to Ford of door handles and Intier’s role as a supplier of door latches, and in certain cases door latch assemblies, for the Ford F-150, F-250, Expedition, Lincoln Navigator and Blackwood vehicles produced by Ford between November 1995 and April 2000. Class action proceedings in other states are anticipated. In these proceedings, plaintiffs are seeking compensatory damages in an amount to cover the cost of repairing the vehicles or replacing the door latches, punitive damages, attorney fees and interest. Each of the class actions have similar claims and allege that the door latch systems are defective and do not comply with applicable motor vehicle safety legislation and that the defendants conspired to hide the alleged defects from the end use consumer. The Ontario court refused to certify the plaintiffs as a class in that case and the Ontario plaintiffs have appealed. The remaining class proceedings are in the early stages and have not been certified by any court. The Company denies these allegations and intends to continue to vigorously defend the lawsuits. Given the early stages of the proceedings, it is not possible to predict their outcome.

[d]               Effective August 30, 2004, a supplier purported to terminate its obligations to supply the Company with certain steel products at agreed upon prices under two supply agreements. The supplier subsequently continued to supply steel at an invoice price reflecting current market prices pending resolution of this matter, and the Company continued to pay for the steel products in question at the prices set out in the two supply agreements. The right of the supplier to terminate its obligations to supply steel under the supply agreements is being disputed by the Company pursuant to arbitration proceedings that were commenced in the fourth quarter of 2004. The arbitration hearing is expected to be held in the fall of 2007. If the supplier is successful in the arbitration, the Company’s maximum potential exposure as at December 31, 2006 would be less than $135 million. However, the Company believes it has valid defenses to each of the claims and will continue to vigorously defend against the supplier’s claims.

[e]                In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses.

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[f]                 In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 12], however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

22.              SEGMENTED INFORMATION

[a]                Magna, a leading global supplier of technologically advanced automotive systems, assemblies, modules and components, follows a corporate policy of functional and operational decentralization. It conducts its operations through divisions, which function as autonomous business units. As at December 31, 2006, Magna had 229 manufacturing divisions and 62 product development and engineering centres in 23 countries. Magna designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to OEMs of cars and light trucks in North America, Europe, Asia, South America and Africa [“Rest of World”]. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems;metal body and structural systems; vision and engineered glass systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.

Magna’s success is directly dependent upon the levels of North American and European [and currently to a lesser extent on Rest of World] car and light truck production by its customers. OEM production volumes in each of North America and Europe may be impacted by a number of geographic factors, including general economic conditions, interest rates, fuel prices and availability, infrastructure, legislative changes, environmental emission and safety issues, and labour and/or trade relations.

Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis between North America, Europe and Rest of World. A co-Chief Executive Officer heads management in each of the Company’s two primary markets, North America and Europe. The role of the North American and European management teams is to manage

61     Magna International Inc. 2006 Annual Report – Financial Statements

Magna’s interests to ensure a coordinated effort across the Company’s different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, the regional management teams centrally manage key aspects of the Company’s operations while permitting the divisions enough flexibility through Magna’s decentralized structure to foster an entrepreneurial environment.

Consistent with the above, the Company’s internal financial reporting separately segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth of the Company.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1] and intersegment sales and transfers are accounted for at fair market value.

The following table shows certain information with respect to segment disclosures:

	2006
			Depreciation			Fixed	Fixed
	Total	External	and			asset	assets,
	sales	sales	amortization	EBIT[i]	Goodwill	additions	net

North America
Canada	$6,410	$6,165				$229	$1,065
United States	5,594	5,403				210	1,096
Mexico	1,644	1,493				63	368
Eliminations	(540)	—				—	—
North America	13,108	13,061	$491	$575	$660	502	2,529
Europe
Euroland [ii]	9,485	9,323				157	1,032
Great Britain	956	954				27	84
Other European countries	621	541				27	118
Eliminations	(143)	—				—	—
Europe	10,919	10,818	267	126	369	211	1,234
Rest of World	343	301	15	—	67	48	127
Corporate and Other [iii], [iv]	(190)	—	17	77		32	224
Total reportable segments	$24,180	$24,180	$790	$778	$1,096	$793	$4,114
Current assets							7,060
Investments, goodwill and other assets							1,980
Consolidated total assets							$13,154

	2005
			Depreciation			Fixed	Fixed
	Total	External	and			asset	assets,
	sales	sales	amortization	EBIT[i]	Goodwill	additions	net

North America
Canada	$6,513	$6,215				$242	$1,078
United States	5,714	5,468				213	1,242
Mexico	1,123	1,071				49	337
Eliminations	(551)	—				—	—
North America	12,799	12,754	$427	$733	$603	504	2,657
Europe
Euroland [ii]	8,714	8,533				240	1,128
Great Britain	918	904				20	66
Other European countries	580	442				19	87
Eliminations	(190)	—				—	—
Europe	10,022	9,879	259	82	250	279	1,281
Rest of World	209	178	12	2	65	26	83
Corporate and Other [iii], [iv]	(219)	—	13	131	—	39	103
Total reportable segments	$22,811	$22,811	$711	$948	$918	$848	4,124
Current assets							6,603
Investments, goodwill and other assets							1,594
Consolidated total assets							$12,321

Magna International Inc. 2006 Annual Report – Financial Statements     62

	2004
			Depreciation			Fixed	Fixed
	Total	External	and			asset	assets,
	sales	sales	amortization	EBIT[i]	Goodwill	additions	net

North America
Canada	$5,860	$5,604				$191	$1,025
United States	4,426	4,165				264	1,028
Mexico	976	920				88	320
Eliminations	(543)	—				—	—
North America	10,719	10,689	$348	$886	$437	543	2,373
Europe
Euroland [ii]	8,698	8,541				235	1,257
Great Britain	928	897				9	92
Other European countries	514	384				27	103
Eliminations	(207)	—				—	—
Europe	9,933	9,822	232	176	257	271	1,452
Rest of World	162	142	9	10	53	14	61
Corporate and Other [iii], [iv]	(161)	—	9	79	—	31	81
Total reportable
segments	$20,653	$20,653	$598	$1,151	$747	$859	3,967
Current assets							6,281
Investments, goodwill and other assets							1,367
Consolidated total assets							$11,615

Notes:

[i]	EBIT represents operating income before interest income or expense.

[ii]	For purposes of segmentation, Euroland has been defined as those European countries that have adopted the euro as their common currency.

[iii]	Included in Corporate and Other EBIT are intercompany fees charged to the automotive segments.

[iv]	During the year ended December 31, 2006, equity income of $13 million is included in the Corporate and Other segment [2005 - $8 million; 2004 - $14 million].

[b]               The following table aggregates external revenues by customer as follows:

	2006	2005	2004

General Motors	$6,078	$5,605	$4,576
DaimlerChrysler	5,680	5,642	4,787
BMW	4,313	4,011	4,035
Ford Motor Company	3,477	3,364	3,358
Other	4,632	4,189	3,897
	$24,180	$22,811	$20,653

[c]     The following table shows external revenues generated by automotive products and services:

	2006	2005	2004

Complete vehicle assembly	$4,378	$4,110	$4,450
Metal body and structural systems	4,279	3,657	3,243
Interior and seating systems	3,895	4,047	3,938
Exterior systems	3,543	2,888	2,557
Powertrain systems	3,446	3,505	2,286
Vision, engineered glass and electronic systems	1,458	1,418	1,461
Closure systems	1,155	1,213	1,176
Tooling, engineering and other	2,026	1,973	1,542
	$24,180	$22,811	$20,653

63     Magna International Inc. 2006 Annual Report – Financial Statements

23.              UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s accounting policies as reflected in these consolidated financial statements do not materially differ from U.S. GAAPexcept for:

[a]               Joint Ventures

The Company has certain interests in jointly controlled entities that have been proportionately consolidated in the Company’s financial statements [note 19]. For U.S. GAAP, these interests would be accounted for by the equity method. Net income, earnings per share and shareholders’ equity under U.S. GAAP are not impacted by the proportionate consolidation of these interests in jointly controlled entities.

[b]              Financial Instruments

The Company’s subordinated debentures are recorded in part as debt and in part as shareholders’ equity. Under U.S. GAAP, the subordinated debentures would be recorded entirely as debt.

[c]                In-House Tooling and Engineering

For U.S.GAAP purposes, in-house engineering service and tooling contracts entered into prior to January 1, 2004, provided in conjunction with subsequent assembly or production activities, are regarded as a single arrangement. The revenue and the related cost of sales for these activities are recognized over the estimated life of the assembly or production arrangement.

[d]              Stock-Based Compensation

Effective January 1, 2006, the Company adopted the new U.S. GAAP rules contained in Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payments” [“FAS 123R”] using the modified-prospective transition method. FAS 123R requires companies to measure and record compensation expense for stock options and other share-based payments based on the instruments’ fair value on the grant date. The standard requires the cost of awards to be recognized in the consolidated statement of operations over the vesting period. In addition, forfeitures are required to be estimated upfront in the year an award is granted.

The Company had prospectively adopted the new Canadian GAAP recommendations related to stock-based compensation for all options granted to employees on or after January 1, 2003. The Canadian GAAP recommendations were substantially harmonized with the U.S.GAAP rules contained in Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” [“FAS 123”] as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” [“FAS 148”], which were also adopted by the Company prospectively for all options granted on or after January 1, 2003.

For options granted prior to January 1, 2003, the Company measures compensation cost prior to January 1, 2006 under U.S. GAAP using the intrinsic value-based method of accounting as prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees” [“APB 25”] for awards granted to employees and the fair value-based method of accounting as prescribed by FAS 123 for awards granted to non-employees. The same treatment is applicable under Canadian GAAP but only for options granted between January 1, 2002 and December 31, 2002.

[e]                Cumulative Translation Adjustment

Under U.S. GAAP, Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation” [“FAS 52”], the Company would only realize a gain or loss on the portion of the currency translation adjustment included as a separate component of the net investment in a foreign operation upon a sale or complete, or substantially complete, liquidation of the related investment. Under FAS 52, no gains or losses are recognized as a result of capital transactions, including the payment of dividends. Under Canadian GAAP, the Company is required to recognize a gain or loss equal to the appropriate portion of the cumulative translation adjustment account when there is a reduction in the Company’s net investment in a foreign subsidiary resulting from capital transactions.

[f]                 Derivative Instruments

Under Canadian GAAP, gains and losses on hedge contracts are accounted for as a component of the related hedged transaction. Under U.S. GAAP, Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” [“FAS 133”], the Company is required to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in the fair value [i.e., gains or losses] of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. FAS 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

The Company has reviewed its other commercial contracts outstanding as at December 31, 2006, 2005 and 2004 in relation to FAS 133 and has determined that there are no embedded derivatives as defined therein.

Magna International Inc. 2006 Annual Report – Financial Statements     64

[g]               Pensions and Post Retirement Benefits

Effective December 31, 2006, under U.S. GAAP, Statement of Financial Accounting Standards No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 123(R)” [“FAS 158”], the Company is required to recognize the funded status of each defined benefit post employment plan on the balance sheet. The aggregated under funded plans are recognized as a current liability and a non-current liability. The current liability is the amount by which the actuarial present value of benefits included in the benefit obligation in the next 12 months exceeds the fair value of plan assets, determined on a plan-by-plan basis.

The incremental effect of applying FAS 158 at December 31, 2006 was to increase other long-term liabilities and other accrued liabilities by $42 million and $32 million, respectively, increase future tax assets by $23 million and reduce accumulated other comprehensive income by $51 million.

[h]              Change in Reporting Currency

Effective December 31, 1998, the Company changed its reporting currency to the U.S. dollar. Under Canadian GAAP, the Company’s consolidated financial statements for all periods presented through December 31, 1998 were translated from Canadian dollars to U.S. dollars using the exchange rate in effect at December 31, 1998, whereas for U.S. GAAP, the current rate method under FAS 52 was used.

[i]                  Related Party Transactions

For U.S. GAAP purposes, transfers of assets between entities under common control should be valued at historical cost or market, if lower. The difference between the carrying amount of the assets received and the consideration paid on acquisitions from MEC [note 3] is treated as a reduction in capital.

[j]                 The following tables present net income and earnings per share information following U.S. GAAP:

	2006	2005	2004

Net income under Canadian GAAP	$528	$639	$676
Adjustments [net of related tax effects]:
In-house tooling and engineering [c]	22	(13)	(4)
Compensation expense [d]	(2)	3	(4)
Translation loss realized on the reduction of the net investment in a foreign subsidiary [e]	—	(18)	—
Net income under U.S. GAAP	548	611	668
Other comprehensive income (loss):
Foreign currency translation adjustment	193	(134)	192
Pension and post retirement benefits [g]	(51)	—	—
Derivative instruments recorded in other comprehensive income [f]	(16)	16	(11)
Comprehensive income under U.S. GAAP	$674	$493	$849

Earnings per Class A Subordinate Voting or Class B Share under U.S. GAAP:
Basic	$5.05	$5.72	$6.91
Diluted	$4.96	$5.64	$6.87

65     Magna International Inc. 2006 Annual Report – Financial Statements

Earnings per share data were computed as follows:

	2006	2005	2004

Basic earnings per Class A Subordinate Voting or Class B Share
Net income under U.S. GAAP	$548	$611	$668

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	108.6	106.7	96.7

Basic earnings per Class A Subordinate Voting or Class B Share	$5.05	$5.72	$6.91

Diluted earnings per Class A Subordinate Voting
or Class B Share
Net income under U.S. GAAP	$548	$611	$668
Adjustment [net of related tax effect]:
Interest on 6.5% Convertible Subordinated Debentures	5	4	—
	$553	$615	$668

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	108.6	106.7	96.7

Stock options	1.7	1.4	0.6
Convertible Subordinated Debentures	1.1	0.9	—
	111.4	109.0	97.3

Diluted earnings per Class A Subordinate Voting or Class B Share	$4.96	$5.64	$6.87

[k]              The following tables indicate the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

	2006
		In-house
	Canadian	tooling and	Derivative		U.S.
	GAAP	engineering	instruments	Other	GAAP

Fixed assets	$4,114	$—	$—	$(17)	$4,097
Future tax assets, net	$7	$9	$—	$25	$41
Other assets	$478	$—	$4	$—	$482
Other accrued liabilities	$426	$36	$7	$32	$501
Long-term debt	$605	$—	$—	$4	$609
Other long-term liabilities	$288	$—	$—	$42	$330

Shareholders’ equity:
Capital stock	$2,505	$—	$—	$163	$2,668
Contributed surplus	65	—	—	(15)	50
Retained earnings	3,773	(26)	(15)	94	3,826
Accumulated other comprehensive income	814	(1)	12	(312)	513
Shareholders’ equity	$7,157	$(27)	$(3)	$(70)	$7,057

Magna International Inc. 2006 Annual Report – Financial Statements     66

	2005
		In-house
	Canadian	tooling and	Derivative		U.S.
	GAAP	engineering	instruments	Other	GAAP

Other assets	$326	$—	$21	$—	$347
Other accrued liabilities	$394	$60	$—	$—	$454
Future tax liabilities, net	$134	$(11)	$8	$—	$131
Long-term debt	$700	$—	$—	$4	$704

Shareholders’ equity:
Capital stock	$2,470	$—	$—	$162	$2,632
Contributed surplus	65	—	—	(1)	64
Retained earnings	3,409	(48)	(15)	96	3,442
Accumulated other comprehensive income	621	(1)	28	(261)	387
Shareholders’ equity	$6,565	$(49)	$13	$(4)	$6,525

[l]                  Variable Interest Entities

One of the Company’s German subsidiaries has entered into an operating lease for a facility constructed at a cost of approximately $12 million. The lessor in this arrangement leased the assets from a partnership, that is substantially debt financed, which is owned directly and indirectly by the lessor. Although the Company’s German subsidiary has options to acquire either the facility under lease or the partnership, the Company’s obligations under this arrangement are limited to those in its operating lease agreement. Although this arrangement qualifies as a variable interest entity, the Company has concluded that it is not the primary beneficiary under the agreement and has, therefore, not consolidated the entity.

[m]           Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

Canadian GAAP Standards:

In January 2005, the CICA approved Handbook Sections 1530, “Comprehensive Income”, 3855, “Financial Instruments – Recognition and Measurement”, and 3865, “Hedges”. The new standards are intended to harmonize Canadian GAAP with U.S. GAAP. The new standards are effective for Magna in the first quarter of 2007.

United States GAAP Standards:

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” [“FIN 48”]. The Interpretation prescribes a consistent threshold for recognition and measurement of tax positions taken or expected to be taken in addition to setting clear criteria for subsequently recognizing, derecognizing and measuring the tax effect for financial statement purposes. Additional disclosure regarding the uncertainty of income taxes is also required under FIN 48. FIN 48 is effective for Magna as of January 1, 2007.

Although the Company is currently reviewing the above pronouncements, the impact, if any, of their adoption on the consolidated financial statements has not been determined.

24.              SUBSEQUENT EVENTS

On January 15, 2007, the Company acquired two facilities from Pressac Investments Limited for $55 million [€43 million]. The facilities in Germany and Italy manufacture electronic components for sale to various customers, including Volkswagen, DaimlerChrysler and Fiat.

25.              COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year’s method of presentation.

67     Magna International Inc. 2006 Annual Report – Financial Statements

Magna International Inc.

Supplementary Financial and Share Information

FINANCIAL SUMMARY

(U.S. dollars in millions, except per share figures)
(unaudited)

								Five-month
								period ended		Years ended
			Years ended December 31,					December 31,		July 31,
	2006	2005	2004	2003	2002	2001	2000	1999	1998	1998	1997

Total sales	24,180	22,811	20,653	15,345	12,422	10,507	10,099	9,260	3,396	6,006	5,024
Depreciation and amortization	790	711	598	506	423	399	372	332	120	192	147
Net income from continuing operations	528	639	676	567	556	511	548	384	104	282	373
Net income	528	639	676	500	540	515	551	388	104	282	373

Diluted EPS from continuing operations	4.78	5.90	6.95	5.89	6.23	6.05	6.46	4.61	1.31	3.71	4.99
Diluted EPS	4.78	5.90	6.95	5.19	6.06	6.09	6.44	4.65	1.31	3.71	4.99
Average number of shares outstanding	108.6	106.7	96.7	95.9	88.7	80.1	78.5	78.5	78.4	71.9	70.4

Cash dividends paid per share	1.52	1.52	1.48	1.36	1.36	1.36	1.24	1.11	0.22	0.84	0.74

Cash flow from operations	1,596	1,698	1,381	1,184	1,404	934	626	667	133	340	440
Capital expenditures	793	848	859	801	833	486	645	850	370	638	471

Working capital	2,277	2,215	2,183	1,937	1,433	1,314	1,056	665	564	716	763
Fixed assets, net	4,114	4,124	3,967	3,313	3,676	3,020	3,020	2,931	2,842	2,417	1,353
Total assets	13,154	12,321	11,615	9,871	8,910	6,939	6,633	6,273	6,123	5,558	3,451

Long-term debt	605	700	984	766	608	945	1,338	1,369	913	847	450
Shareholders’ equity	7,157	6,565	5,335	4,533	5,095	3,829	3,264	3,006	2,814	2,665	1,839
Long-term debt to equity ratio	0.08:1	0.11:1	0.18:1	0.17:1	0.12:1	0.25:1	0.41:1	0.46:1	0.32:1	0.32:1	0.24:1

Magna International Inc. 2006 Annual Report – Financial Statements     68

Share Information

The Class A Subordinate Voting Shares (“Class A Shares”) are listed and traded in Canada on the Toronto Stock Exchange (“TSX”) and in the United States on the New York Stock Exchange (“NYSE”). The Class B Shares are listed and traded in Canada on the TSX. As of February 28, 2007 there were 1,929 registered holders of Class A Shares and 73 holders of Class B Shares.

Distribution of Shares held by Registered Shareholders

	Class A	Class B

Canada	78.4%	99.2%
United States	21.2%	0.8%
Other	0.4%	0%

Dividends

Dividends on the Magna Class A Subordinate Voting and Class B Shares for 2006 were paid on each of March 24, June 15, September 15 and December 15, 2006 at the rate of U.S. $0.38 per share. These dividends have been designated as “eligible dividends” for purposes of subsection 89(1) of the Income Tax Act (Canada) and, accordingly, are eligible for an enhanced tax credit. Additional details are found on Magna’s website (www.magna.com), under “Investors – Dividends & Interest”.

Price Range of Shares

The following table sets forth, for the years indicated, the high and low sale prices of the Class A Shares and Class B Shares and volumes of Class A Shares and Class B Shares traded in each case as reported by the TSX and NYSE, respectively.

Class A (TSX) (Cdn$)

	Year ended December 31, 2006			Year ended December 31, 2005
Quarter	Volume	High	Low	Volume	High	Low
1st	14,237,090	89.74	78.25	18,276,393	99.90	79.92
2nd	13,125,194	92.10	78.49	13,787,122	89.00	75.00
3rd	11,776,299	87.45	76.69	13,022,441	96.50	85.00
4th	15,621,742	96.00	79.50	10,875,587	87.75	75.88

Class B (TSX) (Cdn$)

	Year ended December 31, 2006			Year ended December 31, 2005
Quarter	Volume	High	Low	Volume	High	Low
1st	2,297	88.02	82.00	1,760	109.00	83.00
2nd	925	90.00	87.40	3,257	90.00	78.00
3rd	3,028	87.50	81.01	456	90.63	90.63
4th	4,196	92.11	83.03	2,474	85.00	79.75

Class A (NYSE) (U.S.$)

	Year ended December 31, 2006			Year ended December 31, 2005
Quarter	Volume	High	Low	Volume	High	Low
1st	16,241,700	76.98	68.87	14,948,100	82.77	65.95
2nd	14,437,500	83.35	70.87	16,437,800	72.20	60.00
3rd	15,108,100	77.51	69.14	14,801,900	79.47	69.22
4th	19,700,500	82.67	71.00	15,702,100	75.30	65.52

69     Magna International Inc. 2006 Annual Report – Financial Statements

CORPORATE DIRECTORY

Directors

Frank Stronach

William H. Fike

Manfred Gingl

Michael D. Harris

Edward C. Lumley

Klaus Mangold

Donald Resnick

Royden R. Richardson

Franz Vranitzky

Donald J. Walker

Siegfried Wolf

Lawrence Worrall

Corporate Office

Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Telephone: (905) 726-2462
www.magna.com

Officers

Frank Stronach
Chairman of the Board

Donald J. Walker
Co-Chief Executive Officer

Siegfried Wolf
Co-Chief Executive Officer

Manfred Gingl
Executive Vice-Chairman

Mark T. Hogan
President

J. Brian Colburn
Executive Vice-President,
Special Projects and Secretary

Peter N. Corcoran
Executive Vice-President

Vincent J. Galifi
Executive Vice-President
and Chief Financial Officer

Peter Koob
Executive Vice-President,
Corporate Development

Marc Neeb
Executive Vice-President,
Global Human Resources

Alon Ossip
Executive Vice-President

Jeffrey O. Palmer
Executive Vice-President

Gerhard Randa
Executive Vice-President,
Planning

Tom Skudutis
Executive Vice-President,
Operations

Keith J. Stein
Senior Vice-President,
Corporate Affairs

Gerd R. Brusius
Vice-President, Operational
Improvement and Quality
— Europe

Anthony E. Dobranowski
Vice-President

Hubert Hödl
Vice-President, Marketing and
New Business Development
— Europe

Robert D. Merkley
Vice-President, Internal Audit

Patrick W. D. McCann
Vice-President and Controller

Scott E. Paradise
Vice-President, Marketing and
New Business Development
– The Americas

Steven Reesor
Vice-President,
Special Projects

Thomas A. Schultheiss
Vice-President and General
Counsel – Europe

Michael G. R. Sinnaeve
Vice-President, Operational
Improvement and Quality
– The Americas

Louis Tonelli
Vice-President,
Investor Relations

Paul Brock
Treasurer

Bassem Shakeel
Assistant Secretary

Transfer Agents and Registrars

Canada – Class A Subordinate Voting
and Class B Shares
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1, Canada
Telephone: 1-800-564-6253

United States – Class A Subordinate
Voting Shares
Computershare Trust Company N.A.
350 Indiana Street
Golden, Colorado 80401, USA.
Telephone: (303) 262-0600
www.computershare.com

Exchange Listing

Class A Subordinate Voting Shares
Toronto Stock Exchange	MG.A
MG.SV.A (November 15, 2004 to May 8, 2006)
The New York Stock Exchange	MGA

Class B Shares
Toronto Stock Exchange	MG.B
MG.MV.B (November 15, 2004 to May 8, 2006)

6.5% Convertible Subordinated Debentures due March 31, 2010
Toronto Stock Exchange	MG.DB
DEC.DB (to March 6, 2005)

As a “foreign private issuer” listed on the New York Stock Exchange (NYSE), Magna is required to disclose the significant ways in which our corporate governance practices differ from those to be followed by U.S. domestic issuers under the NYSE listing standards. Please see the corporate governance section of our website (www.magna.com) for our Statement of Significant Corporate Governance Differences (NYSE). Additionally, please refer to the Management Information Circular/Proxy Statement for our 2007 Annual Shareholders’ Meeting for a description of our corporate governance practices in comparison to the requirements and guidelines of the Canadian securities administrators.

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Lead Director through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1, (905) 726-7022.

The 2007 Annual Meeting of Shareholders

The 2007 Annual Meeting of Shareholders will be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario Canada
on May 10, 2007, commencing at 10:00 a.m. (Toronto time)

2006 Annual Report

Copies of the 2006 Annual Report may be obtained from: The Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1
or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities
Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States
Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval System (EDGAR) which can be accessed at www.sec.gov
©Magna International Inc. 2007. Magna and the  logo are registered trademarks of Magna International Inc.

Magna International Inc.

337 Magna Drive, Aurora, Ontario Canada L4G 7K1

Telephone: (905) 726-2462

Fax: (905) 726-7164

Visit our website at: www.magna.com

Printed in Canada